






PERFECT EXECUTION ▶ 2013 ANNUAL REPORT


EMERSON

We are committed

to Perfect Execution, a cultural shift toward continuous improvement in the way we work with our customers and each other to solve our customers' needs.



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EMERSON

Emerson
8000 West Florissant Avenue
P.O. Box 4100
St. Louis, MO 63136-8506
USA

December 13, 2013


SEC MAIL
RECEIVED
DEC 1 3 2013
WASH, D.C.
193
SECTION

Via Overnight Mail
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Emerson Electric Co.

Ladies and Gentlemen:

On behalf of Emerson Electric Co. (the "Company"), pursuant to Reg. 14a-3(c), please find enclosed seven physical copies of the Company's 2013 annual report to stockholders solely for the Commission's information. This letter is being sent not later than the date on which such report was first sent or given to security holders or the date on which the proxy statement was filed with the SEC.

Very truly yours,

Mai-Khoi Nguyen-Thanh
Staff Attorney
Corporate Governance and Securities

Enclosures

11%
compound annual dividend growth rate

57
consecutive years of dividend increases

$1.64
dividends per share

$3.54 EARNINGS PER SHARE*

$1.64 DIVIDENDS PER SHARE

1956 – 2013

2002 earnings per share is before the $1.12 per share cumulative effect of a change in accounting principle.

One-Year Performance

Years ended September 30 *Dollars in millions, except per share amounts*	2012	2013	PERCENT CHANGE
Sales	$24,412	$24,669	1%
Net earnings	$ 1,968	$ 2,004	2%
Diluted earnings per share	$ 2.67	$ 2.76	3%
Diluted earnings per share excluding charges*	$ 3.39	$ 3.54	4%
Dividends per share	$ 1.60	$ 1.64	3%
Operating cash flow	$ 3,053	$ 3,649	20%
Return on total capital	15.8%	16.4%	
Return on equity	19.0%	19.2%	

Five-Year Performance

Years ended September 30 *Dollars in millions, except per share amounts*	2008	2013	FIVE-YEAR CAGR
Sales	$23,751	$24,669	1 %
Net earnings	$ 2,412	$ 2,004	(4)%
Diluted earnings per share	$ 3.06	$ 2.76	(2)%
Diluted earnings per share excluding charges*	$ 3.06	$ 3.54	3 %
Dividends per share	$ 1.20	$ 1.64	6 %
Operating cash flow	$ 3,293	$ 3,649	2 %
Return on total capital	21.8%	16.4%	
Return on equity	27.0%	19.2%	

*2013 and 2012 earnings per share exclude $0.78 and $0.72, respectively, of goodwill impairment and income tax charges.



DAVID N. FARR
Chairman and
Chief Executive Officer

To Our Shareholders

As we conclude another year, I am excited about how much we continue to learn about our businesses, customers and the ever changing global environment in which we operate, and our ongoing development as an organization. In my years with Emerson, I've seen clearly how we're confronted every day with new challenges and tremendous opportunities. It is in how we *understand, design, plan and execute* in a dynamic world that makes the difference, drives growth and delivers success for our shareholders, customers and employees.

More than ever before, our customers rely on us as a trusted partner to provide the solutions and services that enable them to respond to and excel in this changing world. As global leaders in our industries, our businesses must anticipate these developments and ensure that we always deliver on our promises. To that end, we are constantly seeking ways to evolve and improve, to better respond to the dynamic markets we serve and to help our customers do the same.

This focus on evolving and improving matured this year into something we call ***Perfect Execution***. Perfect Execution is more than a program. It's a challenge to everyone in the company to better understand our customers and then work and think in different ways and at new levels on their behalf. In many ways, it is a cultural transformation that reduces complexity, breaks down silos and strengthens collaboration across our organization. Perfect Execution is structured around not just satisfying, but radically exceeding our customers' expectations as we grow and develop winning solutions together.

Advancing this initiative was a significant milestone for Emerson in 2013 amid what continues to be a challenging business climate. Global economic growth remained more limited than we had anticipated, as weaker business investment reflected a lack of confidence and heightened uncertainty about the operating environment. Despite these conditions, Emerson achieved many successes in the past year, delivering continued sales and earnings



EDWARD L. MONSER
President and Chief Operating Officer

growth, maintaining strategic investment programs, advancing portfolio repositioning objectives and generating record cash flow, much of which was allocated to directly supporting shareholder returns through dividends and share repurchase.

Sales in 2013 were $24.7 billion, up slightly from 2012, as underlying growth in three businesses was partially offset by declines in the other two. Underlying sales (excluding acquisitions, divestitures, and currency translation) increased 2 percent compared with the prior year, led by emerging market growth of 5 percent. Gross profit margin reached a record level of 40.3 percent, reflecting continued technology innovation and cost repositioning efforts. EBIT margin remained essentially unchanged from 2012, and earnings per share, excluding noncash goodwill impairment and tax repatriation charges primarily related to the embedded computing and power business, were $3.54 in 2013, up 4 percent versus $3.39 in 2012.

Operating cash flow reached an all-time high of $3.6 billion, enabled by strong operational execution and high-quality earnings. We returned a substantial portion of this cash to our shareholders in the form of dividends and share repurchase, reflecting a 63 percent total payout ratio, which was augmented with cash expected from the embedded computing and power transaction. The past year also marked the 57th consecutive year of dividend increases, reflecting our long-standing commitment to returning cash to our investors. In November, the Board of Directors further increased the dividend by 5 percent to an annual rate of $1.72.

Despite the difficulty in predicting the macroeconomic outlook, with many factors beyond our control, we see vast opportunity to drive improvement and create value by focusing on variables within our control, which is the spirit of Perfect Execution. As we look to the year ahead and the years beyond, we can see the benefits that Perfect Execution will bring to Emerson, our customers and our shareholders.



CHARLES A. PETERS
Senior Executive Vice President

The cornerstone of this new way of thinking is better *understanding* our customers' needs and viewing our operations from their perspective. This starts with deepening the level of communication with our business partners and asking questions about their problems and what they value. It also means engaging in the conversations among Emerson colleagues from different functions with fresh perspectives as we work to tackle customer challenges together. This goes well beyond product and service focus to encompass every interaction with our customers. Our customer relationships are most successful when we develop and exhibit deep knowledge about their business operations and priorities.

We also then challenge ourselves to rigorously integrate that information in *designing* our own processes. From technologies and services to order processing and support calls to quality and delivery, we are rethinking every customer interaction to identify ways we can transform Emerson into a more valuable partner. We are committed to making it easier for our customers to engage and do business with us, which will ultimately build greater trust and stronger loyalty.

Better understanding of our customers and new internal processes alone are not enough. Enhanced *planning* is needed in order to generate results. Emerson has always maintained a comprehensive and envied business planning process, but we see opportunities to improve it further by making it more customer-oriented with the focus and intensity that Perfect Execution brings. Their plans must become our plans, their challenges must become our challenges, such that their goals become our goals.

Through a greater emphasis and focus on our ultimate end users, we are challenging ourselves to change how we *execute*. Emerson employees throughout the organization take pride in our record and the proven strength of our operational excellence. But we are never satisfied. We know there is more work to be done and room for improvement as we leverage our track record to exceed our customers' expectations every time and in every interaction and to deliver on our commitments.



FRANK J. DELLAQUILA
Executive Vice President and Chief Financial Officer

Perfect Execution is all these things. On the following pages you will read more about it and the impact it has had on our customers and on Emerson. This is just the beginning. We are passionately committed to driving a cultural shift and a long-term process that creates value for our customers. Perfect Execution builds stronger relationships of trust — internally and externally — and accelerates our trajectory as a global growth company. It will ensure our continued relevance and drive sustained value creation for our shareholders.

Looking ahead, we expect the global economic environment to improve slightly in 2014 as business confidence gradually strengthens. Orders continue to trend positively, supporting the outlook for underlying sales growth of 3 to 5 percent. Margin expansion and solid cash generation will allow us to fund internal growth programs and invest in strategic acquisitions that will enhance our positioning in the markets we serve. As always, generating solid returns for shareholders through earnings growth and capital deployment remains our top priority.

I thank our Board of Directors for their exceptional leadership and continued support. I would also like to express my gratitude for the global perspective and business acumen that Carlos Fernandez, who retired in 2013 after 12 years of service on the Board, brought to Emerson. We also welcomed new director Jim Turley, who recently retired after an impressive career at Ernst & Young, where he had served as Chairman and Chief Executive Officer. Jim brings tremendous management experience, integrity and business insight to the Board that I know will benefit Emerson and its shareholders for years to come.

On behalf of the Board of Directors and all of us at Emerson, thank you for your support.

Sincerely,

David N. Farr
Chairman and Chief Executive Officer



Unique Problems Require Innovative Solutions

Access to accurate and real-time information is the key to making informed production decisions in the oil and gas industry. Delays in obtaining operation-critical information due to distance between platforms and unpredictable weather conditions off the coast of Mexico were preventing PEMEX, the fourth-largest oil producer worldwide, from operating at peak efficiency.

When traditional engineering-only approaches failed to resolve the problem, they engaged Emerson Process Management to help. A diverse team of experts examined the complexities of the challenge and the specific needs of PEMEX, applying Perfect Execution principles to understand every dimension of the project.

The result was a uniquely engineered solution that incorporated wireless instrumentation, power systems and communications infrastructure that linked the remote platforms with the main facility. This provided a continuous flow of data to enable the operational efficiency previously unavailable.

We are driven

to solve our customers' highest stakes challenges.

Perfect Execution is looking at all of our processes – from a holistic standpoint – to help redefine how we approach our business to better meet customer needs. For example, a team of operations, marketing and engineering experts from Industrial Automation was able to substantially increase fill rates and improve part availability from 60 to 99 percent. A key element of this was changing how we talked with customers about their needs. It wasn't just having the conversation with them, but taking what they gave us and working with everyone involved – from the manufacturing floor to executive management. The most exciting element of this is that Perfect Execution is more than just a one-off project; it's truly becoming a way of life for all of us across the company.

> MELISSA HRUSKA
Valparaiso, Indiana

We promise our customers that whatever the challenge, they can "Consider it Solved."

For me, Perfect Execution is about moving through three distinct layers to drive the greatest benefit for customers. First, your team, across all functions, needs to be connected to the customer. This helps everyone understand that we cannot have a narrow project focus. We have to be aware of the larger industry trends and factors that impact our customer. Second, as a team, we have to determine our path forward – how do we help? Third, it is taking an integrated approach to creating a solution by bringing differing points of view together, something that wasn't traditionally part of our model. Perfect Execution has helped us realize that by involving other functions, we create valuable solutions for our customers' businesses.

\> **WARREN MA**
Beijing, China


30 minutes or less
Technician assignment made
4 hours
On site response
guaranteed

Making a Promise Count

Hurricane Sandy brought immense devastation to the Eastern Seaboard in October 2012, stretching many business-critical systems far beyond capacity. This challenged infrastructure and service providers to deliver on their promises when it counted most.

Emerson Network Power, already recognized as an industry-leading service provider, demonstrated this on a new level in the wake of Hurricane Sandy. Flexible and responsive disaster recovery plans framed around Perfect Execution concepts were put into action for the first time – and underscored why Emerson is best-in-class.

Despite loss of power, fuel shortages and damaged roads, Network Power service technicians relied on dedicated tanker trucks and vehicle service teams, which kept engineers mobile and in the field. Customer-designed response plans and a commitment to deliver on promises despite the conditions allowed us to provide unprecedented service when customers needed it most.



Customer-Focused Engineering

When embarking on the development of the next generation of variable speed drives, Emerson Industrial Automation wanted to take full advantage of its global network to deliver the best technology to its customers. From supply chain to production to final distribution, a Perfect Execution team from Control Techniques took a holistic approach to the product development cycle to ensure a seamlessly redesigned process to launch the new Unidrive M platform.

The fresh examination using a multi-disciplinary approach identified numerous opportunities to reduce complexity, both from internal processes and external interactions. Efficiencies realized from the improvements drove shorter lead times, fewer parts, lower inventory and enhanced product customization. The project ultimately resulted in better technologies, delivered faster and more targeted to each customer's needs.

We know

innovation that is nothing less than transformative.

Looking at the big picture, through the Perfect Execution lenses, is helping us optimize our overall processes as opposed to individual pieces. We're creating a more customer-centric approach by understanding how to meet customer needs through the entire project cycle rather than just one portion. It's an innovative way of approaching customers as we're saying, let's not be laser-focused on perfecting one element, let's get everything out in the open and work out the gritty details together. Sometimes that means asking the customer how we can improve our processes to better work with them. This is not a question companies always want to ask, but Perfect Execution has taught us asking the question is critical to knowing what our customers truly need.

> **WILLIAM VAUGHAN**
Hanover, Maryland

We understand

to win, we need to run a different race.

Perfect Execution is as important to us internally as it is externally. To continue winning and gaining market share worldwide, we understand we must have the right people on our team. This starts with our ability to identify, recruit, retain and develop individuals that will play a critical role in advancing Emerson and our ability to provide leading-edge solutions. For me, in a corporate role, Perfect Execution has to – and is – becoming part of our DNA to affect a cultural change in how we approach everything from hiring to benefits and compensation. It's helping to change the way we think and act so that working within the Perfect Execution model isn't something that we have to do deliberately, it is something that we simply do.

> **KATI TEER**
> *Budapest, Hungary*



Improving Speed and Service

Growth and globalization often result in increased complexity and operational challenges. Network Power experienced this firsthand in Europe, as acquisition integration contributed to extending lead times and additional supply chain complexity with a major uninterruptible power supply platform. To address this challenge, a Perfect Execution team was tasked to understand all dimensions of the supply chain and the customers' inventory needs.

The team exceeded expectations by redesigning a supply chain that included assembly, customization and testing on two continents and three countries, restructuring the product offering to better meet end-user needs and rethinking customer communications. This allowed Network Power to slash lead times in half and dramatically improve customer satisfaction. A fresh perspective and openness to change applied through Perfect Execution demonstrated our commitment to continuously improve our practices to better serve customers.



Driving Partner Engagement

Aligning production with demand is critical to optimizing operations and meeting customer expectations. Erratic order fluctuations can jeopardize relationships and create business disruptions, which Emerson Climate Technologies was experiencing with its European heat pump business.

To tackle this, a cross-functional Perfect Execution team worked to identify a solution that achieved organizational stability and superior customer satisfaction. Foundational to the team's success were meetings with customers to better understand fulfillment needs and truly connect their operations with ours, which led to the establishment of electronic Kanbans that help us achieve unmatched levels of alignment.

The result was robust integration of operational planning and customer demand that produced substantial reductions in lead time, inventory levels and delivery delays. The catalyst was dedicating the time and resources to re-examine processes and re-engage our partners to grow and improve.

We challenge ourselves to think and act differently.

The fundamental core of Perfect Execution is that it challenges us to take complexity out of the equation and increase our speed and flexibility in delivering solutions. Applying the principles of Perfect Execution in Suzhou, China, helped improve customer service metrics by driving on-time delivery of popular models to almost 100 percent, while reducing lead time from 15 to less than five days. We worked with our customers to address demand spikes and, importantly, to understand the spikes to inform our inventory process and strategy. We also drove our cost of quality to nearly zero. Hitting these varied metrics drives home that Perfect Execution is a holistic approach to operational excellence that I believe will be a strong growth driver for Emerson.

> RAM KRISHNAN
Hong Kong, China

We succeed

when every member of the organization fully embraces the guiding principles of Perfect Execution.

Every business is constantly faced with challenges, and Perfect Execution is helping us find ways to identify those challenges sooner and uncover unique solutions to them. This isn't just another set of tools that tells us what to do; rather it's a set of guiding principles that give us a new way to approach any given situation. At the center of it all, for me, is a focus on breaking down boundaries between functions, which then leads to diverse and creative thinking as we each approach challenges from different perspectives. Perfect Execution is helping us better understand our colleagues' unique challenges, which puts us all in a position to help each other find solutions.

> KERRY NEDIC
Chicago, Illinois



Trusted Advisor for Complex Automation Challenges

When Sasol, a global energy and chemical company, considered automation providers for its planned integrated gas-to-liquids and ethane cracker complex in Louisiana, it needed more than a supplier – the project demanded a trusted advisor that could protect its multibillion-dollar investment and ensure it was operating with best-in-class technologies and solutions.

Emerson Process Management's automation technologies, engineering, ongoing support services and demonstrated execution capabilities made it the only choice to deliver such a highly complex project, which will include more than 100,000 measurement and control points.

Serving as Sasol's automation partner for such a critical and complex project embodies the tenets of Perfect Execution. It's about creatively applying engineering, solutions and processes to our customers' greatest challenges to exceed their expectations and ensure their success.

Report of Management

The Company's management is responsible for the integrity and accuracy of the financial statements. Management believes that the financial statements for the three years ended September 30, 2013 have been prepared in conformity with U.S. generally accepted accounting principles appropriate in the circumstances. In preparing the financial statements, management makes informed judgments and estimates where necessary to reflect the expected effects of events and transactions that have not been completed. The Company's disclosure controls and procedures ensure that material information required to be disclosed is recorded, processed, summarized and communicated to management and reported within the required time periods.

In meeting its responsibility for the reliability of the financial statements, management relies on a system of internal accounting control. This system is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. The design of this system recognizes that errors or irregularities may occur and that estimates and judgments are required to assess the relative cost and expected benefits of the controls. Management believes that the Company's internal accounting controls provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, is responsible for overseeing the Company's financial reporting process. The Audit Committee meets with management and the Company's internal auditors periodically to review the work of each and to monitor the discharge by each of its responsibilities. The Audit Committee also meets periodically with the independent auditors, who have free access to the Audit Committee and the Board of Directors, to discuss the quality and acceptability of the Company's financial reporting and internal controls, as well as nonaudit-related services.

The independent auditors are engaged to express an opinion on the Company's consolidated financial statements and on the Company's internal control over financial reporting. Their opinions are based on procedures that they believe to be sufficient to provide reasonable assurance that the financial statements contain no material errors and that the Company's internal controls are effective.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework and the criteria established in *Internal Control - Integrated Framework* (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of September 30, 2013.

The Company's auditor, KPMG LLP, an independent registered public accounting firm, has issued an audit report on the effectiveness of the Company's internal control over financial reporting.



David N. Farr
Chairman of the Board and Chief Executive Officer

Frank J. Dellaquila
Executive Vice President and Chief Financial Officer

Results of Operations

Years ended September 30 | Dollars in millions, except per share amounts

	2011	2012	2013	CHANGE '11 - '12	CHANGE '12 - '13
Net sales	$24,222	24,412	**24,669**	1 %	1%
Gross profit	$ 9,557	9,768	**9,952**	2 %	2%
Percent of sales	*39.5%*	*40.0%*	***40.3%***		
SG&A	$ 5,328	5,436	**5,648**		
Percent of sales	*22.0%*	*22.3%*	***22.9%***		
Goodwill impairment	$ 19	592	**528**		
Other deductions, net	$ 356	401	**362**		
Interest expense, net	$ 223	224	**218**		
Earnings from continuing operations before income taxes	$ 3,631	3,115	**3,196**	(14)%	3%
Percent of sales	*15.0%*	*12.8%*	***13.0%***		
Net earnings common stockholders	$ 2,480	1,968	**2,004**	(21)%	2%
Percent of sales	*10.2%*	*8.1%*	***8.1%***		
Diluted EPS – Net earnings	$ 3.27	2.67	**2.76**	(18)%	3%
Return on common stockholders' equity	24.6%	19.0%	**19.2%**		
Return on total capital	19.6%	15.8%	**16.4%**		

OVERVIEW

Emerson's sales increased to $24.7 billion in 2013, up 1 percent compared with prior year, reflecting mixed end markets and cautious levels of business investment amid a challenging global economic environment. Underlying sales for 2013 increased 2 percent, led by continued strong growth in Process Management and moderate growth in the Climate Technologies worldwide compressors business. Foreign currency translation and a prior year divestiture had a combined 1 percent unfavorable impact. Emerging markets growth exceeded that of mature economies. Asia grew 2 percent, the U.S. was flat and Europe declined 3 percent. Latin America and Middle East/Africa grew 11 percent and 13 percent, respectively.

Net earnings common stockholders were $2.0 billion in 2013, up 2 percent versus prior year. Diluted earnings per share were $2.76, up 3 percent compared with $2.67 per share in 2012. Excluding impairment and income tax charges, 2013 net earnings were $2.6 billion, up 3 percent, while earnings per share were $3.54, up 4 percent compared with $3.39 in 2012. These charges primarily related to the embedded computing and power business, and totaled $566 million ($0.78 per share) in 2013 and $528 million ($0.72 per share) in 2012. See Goodwill Impairment in the discussion that follows and Notes 3 and 6 for additional information.

Process Management reported strong sales and earnings growth on continued demand in global energy and chemical end markets. Climate Technologies sales and earnings increased on solid demand in the compressors business worldwide. Strong demand in U.S. residential end markets supported underlying sales and earnings growth in Commercial & Residential Solutions. Sales and earnings declined in the Industrial Automation businesses due to weakness in industrial goods end markets, particularly Europe and the U.S. Earnings comparisons in Industrial Automation were also unfavorably impacted by gains from dumping duties received in 2012. Network Power sales and earnings showed persistent weakness in telecommunications and information technology end markets.

The Company generated record operating cash flow of $3.6 billion, an increase of 20 percent from $3.1 billion in 2012. Free cash flow (operating cash flow less capital expenditures) of $3.0 billion also reached record levels, increasing 24 percent from prior year. Emerson is well positioned moving into next year given its strong financial position, global footprint in both mature and emerging markets, and focus on products, technology and customer solutions.

NET SALES

Net sales for 2013 were $24.7 billion, an increase of $257 million, or 1 percent compared with 2012. Consolidated results reflect a 2 percent ($388 million) increase in underlying sales driven by volume gains. Underlying sales exclude foreign currency translation, acquisitions and divestitures. Foreign currency translation ($55 million) and divestitures, net of acquisitions ($76 million) had a combined negative 1 percent impact. Underlying sales were flat in the United States and grew 3 percent internationally. Segment results were mixed as sales in Process Management increased $711 million and Climate Technologies increased $110 million, while sales in Industrial Automation and Network Power decreased $303 million and $244 million, respectively. Commercial & Residential Solutions decreased $12 million due to the prior year Knaack divestiture, largely offset by growth in the remaining businesses.

Net sales for 2012 were $24.4 billion, an increase of $190 million, or 1 percent from 2011, on a 3 percent ($616 million) increase in underlying sales, a 2 percent ($411 million) unfavorable impact from foreign currency translation and a negligible ($15 million) negative impact from divestitures, net of acquisitions. Underlying sales reflect volume gains of 2 percent and an estimated 1 percent increase from price. Underlying sales increased 2 percent in the United States and 3 percent internationally. Segment results were mixed as sales in Process Management and Commercial & Residential Solutions increased $899 million and $40 million, respectively. Sales in Network Power, Climate Technologies and Industrial Automation decreased $412 million, $229 million and $106 million, respectively.

SALES BY GEOGRAPHIC DESTINATION

37%
EMERGING MARKETS



44%
20%
24%
6%
6%
United States and Canada
Europe
Asia
Latin America
Middle East/Africa

INTERNATIONAL SALES

Emerson is a global business with international sales representing 59 percent of total sales, including U.S. exports. The Company expects faster economic growth in emerging markets in Asia, Latin America, Eastern Europe and Middle East/Africa.

International destination sales increased 2 percent in 2013, to $14.7 billion, reflecting increases in Process Management and Climate Technologies, offset by decreases in Network Power, Industrial Automation and Commercial & Residential Solutions. U.S. exports of $1.6 billion were up 2 percent compared with 2012. Underlying international destination sales grew 3 percent on volume, as foreign currency translation had a 1 percent unfavorable impact on the comparison with 2012. Underlying sales increased 2 percent in Asia, 11 percent in Latin America, 13 percent in Middle East/Africa and 4 percent in Canada, and decreased 3 percent in Europe. Sales by international subsidiaries, including shipments to the United States, totaled $13.1 billion in 2013, up 2 percent compared with 2012.

International destination sales increased 0.5 percent, to $14.4 billion in 2012, reflecting an increase in Process Management offset by decreases in Network Power, Industrial Automation and Climate Technologies. U.S. exports of $1.6 billion were up 4 percent compared with 2011. Underlying international destination sales increased 3 percent compared with 2011, including increases of 3 percent in Asia (China down 4 percent), 13 percent in Latin America, 7 percent in Middle East/Africa and 9 percent in Canada. Europe was down 1 percent. Sales by international subsidiaries, including shipments to the United States, totaled $12.8 billion in 2012, flat compared with 2011.

ACQUISITIONS AND DIVESTITURES

On July 31, 2013, the Company entered into an agreement to sell a 51 percent controlling interest in the embedded computing and power business for which it will receive approximately $300 million in cash from the acquirer and through borrowing by a new entity which will include this business. The transaction is expected to close before the end of calendar 2013 pending regulatory approvals. Embedded computing and power had 2013 revenue of $1.2 billion which is included in the Network Power segment. Sales and earnings for embedded computing and power will continue to be reported in the Company's consolidated results until completion of the transaction. As the Company will retain a noncontrolling interest in this business, it will not be classified as discontinued operations and will be accounted for on the equity basis upon completion. Emerson will repurchase $600 million of shares in anticipation of proceeds from the transaction and repatriation of cash from this business, two-thirds of which was completed through October. On completion of the share repurchase, the impact of the sale is expected to be approximately neutral to 2014 earnings per share. See Note 3.

In October 2013 (fiscal 2014) the Company paid $506 million and assumed debt of $76 million to acquire Virgo Valves and Controls LTD, a leading manufacturer of ball valves and automation systems, and Enardo LLC, a manufacturer of tank and terminal safety equipment used in the oil and gas, chemical and other industries. Both of these businesses are in the Process Management segment and will complement the existing portfolio and create opportunities for additional growth. In 2012, the Company acquired Avtron Loadbank in Network Power, and a marine controls and software solutions business in Climate Technologies. Two smaller businesses were also acquired during 2012 in Process Management and Network Power. Total cash paid for acquisitions in 2012 was approximately $187 million.

COST OF SALES

Cost of sales for 2013 and 2012 were $14.7 billion and $14.6 billion, resulting in gross profit of $10.0 billion or 40.3 percent of sales in 2013, and $9.8 billion or 40.0 percent of sales in 2012. The increases in gross profit and margin primarily reflect higher volume, particularly in Process Management, and materials cost containment and savings from cost reduction actions across the businesses. Deleverage in Industrial Automation and Network Power, product mix, and pension and other costs were unfavorable.

Costs of sales for 2012 and 2011 were $14.6 billion and $14.7 billion, resulting in gross profit of $9.8 billion or 40.0 percent of sales in 2012, and $9.6 billion or 39.5 percent of sales in 2011. Cost of sales was essentially flat due to savings from cost reduction actions offset by higher wage and other costs, and incremental costs related to the Thailand supply chain disruption. The increase in gross margin primarily reflects leverage on higher volume and selling prices. Additionally, gross profit was negatively impacted by foreign currency translation due to the stronger U.S. dollar.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative (SG&A) expenses of $5.6 billion increased $212 million compared with prior year. SG&A as a percent of sales was 22.9 percent in 2013, a 0.6 percentage point increase versus 22.3 percent in 2012. The increase in SG&A primarily reflects costs associated with higher volume, $121 million of higher incentive stock compensation expense from the overlap of two performance shares programs and a higher stock price, as well as higher pension and other costs. Cost containment and the comparison effect of a $17 million charge in 2012 related to post-65 supplemental retiree medical benefits had a favorable impact.

SG&A expenses for 2012 were $5.4 billion, or 22.3 percent of net sales, an increase of $108 million and 0.3 percentage points compared with $5.3 billion and 22.0 percent for 2011. The increase in SG&A as a percent of sales was largely due to the business mix impact from higher Process Management volume and deleverage on lower volume in Network Power, Climate Technologies and Industrial Automation, partially offset by significant cost reduction actions. In addition, SG&A increased on costs associated with incremental volume and a $17 million charge related to the elimination of post-65 supplemental retiree medical benefits for approximately 8,000 active employees, mostly offset by foreign currency translation and lower incentive stock compensation expense of $21 million.

GOODWILL IMPAIRMENT

The Company has faced persistent challenges in the embedded computing and power business due to protracted weak demand, structural industry developments and increased competition. These challenges, including weakness in telecommunication and mobile device markets, continued into 2013 and sales and earnings were both below expectations. In the third quarter of 2013 the Company recorded a noncash goodwill impairment charge of $503 million ($475 million after-tax, $0.65 per share). Income tax charges of $70 million ($0.10 per share) for the anticipated repatriation of non-U.S. earnings from this business were also recorded in 2013. Additionally, in the fourth quarter the Company's goodwill impairment testing indicated that the carrying value of the connectivity solutions business in Network Power exceeded its fair value due to operating results not meeting forecasted expectations, resulting in a noncash, pretax charge to earnings of $25 million ($21 million after-tax, $0.03 per share). See Note 6.

In the fourth quarter of 2012, the Company incurred an impairment charge for the embedded computing and power business and the DC power systems business after its goodwill impairment testing revealed that the carrying values of these businesses exceeded the fair values. These businesses had been unable to meet operating objectives and the Company anticipated that growth in sales and earnings would be slower than previously expected given the end market circumstances noted previously. The carrying value of these businesses was reduced by a noncash, pretax charge to earnings totaling $592 million ($528 million after-tax, $0.72 per share). In 2011, the Company recorded a $19 million ($0.03 per share) noncash impairment charge related to the Industrial Automation wind turbine pitch control business, reflecting a slowdown in investment for alternative energy.

OTHER DEDUCTIONS, NET

Other deductions, net were $362 million in 2013, a $39 million decrease from 2012 primarily due to a $41 million reduction in rationalization expense, lower intangibles amortization expense of $21 million, and other items, partially offset by a gain of $43 million in 2012 from the receipt of dumping duties. See Note 4 for further details regarding other deductions, net, and Note 5 regarding rationalization costs.

Other deductions, net were $401 million in 2012, a $45 million increase from 2011, primarily due to an unfavorable impact from volatile foreign currency exchange rates, higher rationalization expense of $38 million and a small loss on the sale of the Knaack storage business. These items were partially offset by higher 2012 gains, including $43 million from the receipt of dumping duties, and lower intangibles amortization expense of $20 million. Gains in 2011 included a $15 million Process Management India joint venture acquisition gain.

$2.6*

BILLION NET EARNINGS IN 2013

NET EARNINGS *(Dollars in billions)*

**Excludes charges of $566 million in 2013, $528 million in 2012 and $19 million in 2011.*



$1.7
$2.2
$2.5*
$2.5*
$2.6*
$2.0
$2.0
09
10
11
12
13

INTEREST EXPENSE, NET

Interest expense, net was $218 million, $224 million and $223 million in 2013, 2012 and 2011, respectively. The decrease of $6 million in 2013 was primarily due to the maturity of debt and the issuance of long-term debt in 2013 at relatively lower average interest rates.

INCOME TAXES

Income taxes were $1,130 million, $1,091 million and $1,127 million for 2013, 2012 and 2011, respectively, resulting in effective tax rates of 35 percent, 35 percent and 31 percent. The higher effective tax rates in 2013 and 2012 were due to the low deductibility of goodwill impairment charges in each year, and income tax charges in 2013 for anticipated repatriation of non-U.S. earnings related to embedded computing and power. These items had an unfavorable 6 percentage point impact in 2013 and a 4 percentage point impact in 2012.

EARNINGS FROM CONTINUING OPERATIONS

Earnings from continuing operations attributable to common stockholders were $2.0 billion, up 2 percent compared with 2012. Diluted earnings per share from continuing operations were $2.76, up 3 percent versus $2.67 in the prior year. Goodwill impairment and related income tax charges totaled $566 million, $0.78 per share, and were $38 million and $0.06 per share higher than in 2012. Earnings increased $210 million in Process Management, $48 million in Climate Technologies and $8 million in Commercial & Residential Solutions. Earnings decreased $94 million in Industrial Automation and $70 million in Network Power. See the Business Segments discussion that follows and Note 16 for additional information.

Earnings from continuing operations attributable to common stockholders were $2.0 billion in 2012, a 20 percent decrease compared with $2.5 billion in 2011. Earnings per share from continuing operations were $2.67, an 18 percent decrease versus $3.24 in the prior year. The decreases were primarily due to the $528 million ($0.72 per share) after-tax goodwill impairment charge in 2012 which reduced both earnings and earnings per share by 21 percent. Earnings increased $197 million in Process Management, $41 million in Industrial Automation and $21 million in Commercial & Residential Solutions. Earnings decreased $132 million in Network Power and $41 million in Climate Technologies.

DISCONTINUED OPERATIONS

In the fourth quarter of 2011, the Company sold its heating elements unit for $73 million, resulting in an after-tax gain of $21 million. Fourth quarter 2011 sales and earnings for heating elements were $12 million and $1 million, respectively. The after-tax gain on divestiture and fourth quarter operating results for heating elements, plus the impact of finalizing the 2010 Motors and LANDesk divestitures, were classified as discontinued operations in 2011. Prior years results of operations for heating elements were inconsequential and were not reclassified. See Note 3 for additional information.

NET EARNINGS AND EARNINGS PER SHARE; RETURNS ON EQUITY AND TOTAL CAPITAL

Net earnings attributable to common stockholders in 2013 were $2.0 billion, up 2 percent versus prior year and diluted earnings per share were $2.76, up 3 percent, reflecting the operating results discussed previously. The increase in earnings per share also reflects the purchase of treasury shares. Goodwill impairment and income tax charges were $38 million and $0.06 per share higher than in 2012, and reduced earnings and earnings per share growth 1 percentage point. Net earnings attributable to common stockholders in 2012 were $2.0 billion and earnings per share were $2.67, down 21 percent and 18 percent, respectively, versus 2011. Net earnings and earnings per share for 2012 were reduced 21 percent by the goodwill impairment charges.

Return on common stockholders' equity (net earnings attributable to common stockholders divided by average common stockholders' equity) was 19.2 percent in 2013 compared with 19.0 percent in 2012 and 24.6 percent in 2011. Return on total capital was 16.4 percent in 2013 compared with 15.8 percent in 2012 and 19.6 percent in 2011, and is computed as net earnings attributable to common stockholders excluding after-tax net interest expense, divided by average common stockholders' equity plus short- and long-term debt less cash and short-term investments. Goodwill impairments and income tax charges reduced 2013 and 2012 return on common stockholders' equity 3.6 and 4.5 percentage points, respectively, and return on total capital 3.2 and 3.6 percentage points, respectively.

Business Segments

Following is an analysis of segment results for 2013 compared with 2012, and 2012 compared with 2011. The Company defines segment earnings as earnings before interest and income taxes.

PROCESS MANAGEMENT

(DOLLARS IN MILLIONS)	2011	2012	2013	CHANGE '11 - '12	CHANGE '12 - '13
Sales	$7,000	7,899	8,610	13%	9%
Earnings	$1,402	1,599	1,809	14%	13%
Margin	20.0%	20.2%	21.0%		

2013 vs. 2012 – Process Management reported sales of $8.6 billion in 2013, an increase of $711 million or 9 percent, on strong growth in the measurement devices, final control and systems and solutions businesses, reflecting continued global oil and gas investment and demand in chemical and power end markets. Underlying sales increased 9 percent on volume, while foreign currency translation had a $23 million unfavorable impact. Underlying sales growth was modest in the United States, up 3 percent, while growth was strong internationally. Asia was up 12 percent, Europe up 7 percent, Latin America up 22 percent, Middle East/Africa up 19 percent and Canada up 10 percent. Earnings increased $210 million and margin expanded 0.8 percentage points on higher volume, leverage and lower materials costs, partially offset by higher other costs. Benefits from cost reductions were offset by unfavorable product mix. Foreign currency transactions were $23 million favorable compared to prior year. The comparison for 2013 includes incremental costs incurred in the prior year related to Thailand flooding recovery.

2012 vs. 2011 – Process Management sales increased $899 million to $7.9 billion as all businesses reported higher sales. Strong growth in the measurement devices, final control and systems and solutions businesses was driven by solid global oil and gas investment and demand in the chemical and power end markets. The supply chain disruption from Thailand flooding that adversely affected results of several businesses in the first half of the year was resolved and nearly all of the volume was recovered in the second half. Underlying sales increased 15 percent on volume growth while foreign currency translation had a 2 percent ($135 million) unfavorable impact. Geographically, underlying sales increased in all regions, including 18 percent in the United States, 13 percent in Asia, 9 percent in Europe, 28 percent in Latin America, 16 percent in Middle East/Africa and 14 percent in Canada. Earnings increased $197 million, to $1,599 million, on higher volume and leverage. Margin increased slightly as benefits from volume, leverage and cost reduction actions were partially offset by approximately $30 million of incremental costs related to Thailand flooding, a $44 million unfavorable impact from foreign currency transactions, and higher wages and other costs.



NET EARNINGS PER SHARE*
*Excludes goodwill impairment charges of $0.78 per share in 2013, $0.72 per share in 2012 and $0.03 per share in 2011.
$2.27
$2.84
$3.30*
$3.27
$3.39*
$2.67
$3.54*
$2.76
09
10
11
12
13
4%*
INCREASE NET EARNINGS PER SHARE

INDUSTRIAL AUTOMATION

(DOLLARS IN MILLIONS)	2011	2012	2013	CHANGE '11 - '12	CHANGE '12 - '13
Sales	$5,294	5,188	4,885	(2)%	(6)%
Earnings	$ 830	871	777	5 %	(11)%
Margin	15.7%	16.8%	15.9%		

2013 vs. 2012 – Industrial Automation sales were $4.9 billion in 2013, a decrease of $303 million or 6 percent, as global demand for industrial goods remained weak, particularly in Europe. The power generating alternators and renewable energy businesses led the decline, largely due to customer inventory destocking in the alternators business for most of the year. Smaller decreases in the industrial motors, electrical drives, power transmission and materials joining businesses were slightly offset by an increase in hermetic motors from improved HVAC compressor demand. Underlying sales decreased 6 percent on lower volume, while foreign currency translation had a $13 million unfavorable impact. Underlying sales decreased 11 percent in Europe and 6 percent in the United States, while sales increased 4 percent in Latin America and 6 percent in Middle East/Africa. Sales in Asia were flat. Earnings of $777 million were down $94 million and margin decreased 0.9 percentage points on lower volume, deleverage in the power generating alternators and industrial motors business and the electrical drives business, and the comparative effect of a $43 million gain in 2012 from the receipt of dumping duties. Savings from cost reduction actions and materials cost containment more than offset the volume decline and associated deleverage. The gain in 2012 had an unfavorable impact of 0.8 percentage points on the margin comparison.

CONTINUOUS PORTFOLIO MANAGEMENT DRIVES GROWTH

SALES BY SEGMENT


34%
19%
24%
15%
8%

- Process Management
- Industrial Automation
- Network Power
- Climate Technologies
- Commercial & Residential Solutions

2012 vs. 2011 – Industrial Automation sales decreased $106 million to $5.2 billion in 2012, reflecting solid growth in the electrical distribution and materials joining businesses offset by decreases in the electrical drives, solar and wind power, and power generating alternators and industrial motors businesses. First half softness in hermetic motors due to a global decline in compressor demand also affected results. Underlying sales grew 1 percent, reflecting an estimated 3 percent benefit from price and 2 percent lower volume, while unfavorable foreign currency translation deducted 3 percent ($140 million). Underlying sales increased 3 percent in the United States, 6 percent in Latin America and 4 percent in Canada, while sales decreased 1 percent in Europe. Sales in Asia were flat (China down 3 percent). Earnings of $871 million were up $41 million and margin increased 1.1 percentage points, reflecting a $43 million gain on payments received by the power transmission business related to dumping duties. Operationally, pricing and cost reduction benefits were largely offset by lower volume and resulting deleverage, and higher materials and other costs.

NETWORK POWER

(DOLLARS IN MILLIONS)	2011	2012	2013	CHANGE '11 - '12	CHANGE '12 - '13
Sales	$6,811	6,399	6,155	(6)%	(4)%
Earnings	$ 756	624	554	(17)%	(11)%
Margin	11.1%	9.7%	9.0%		

2013 vs. 2012 – Sales for Network Power were $6.2 billion in 2013, a decrease of $244 million or 4 percent, reflecting continued weakness in telecommunications and information technology end markets. The network power systems business was down modestly as decreases in the telecommunications-related power, infrastructure management, precision cooling and uninterruptible power supplies businesses were partially offset by an increase in inbound power. Comparisons were adversely affected by $110 million of higher sales from the large Australian National Broadband Network project in 2012. The embedded computing and power business declined sharply due largely to lower end market demand and product rationalization, which had an approximate 2 percentage point negative impact on segment sales growth. Underlying sales were down 4 percent overall on 3 percent lower volume and 1 percent lower price. Foreign currency translation had a $16 million unfavorable impact. Geographically, underlying sales decreased 6 percent in Asia, 5 percent in Europe, 2 percent in the United States and 8 percent in Canada, while sales increased 3 percent in Latin America and 5 percent in Middle East/Africa. Earnings of $554 million decreased $70 million and margin decreased 0.7 percentage points primarily due to lower volume, deleverage, higher other costs and an $8 million unfavorable impact from foreign currency transactions. Savings from cost reduction actions and lower rationalization expense of $28 million partially offset the decline. Materials cost containment offset the unfavorable impact of lower prices. In July, the company agreed to sell a controlling interest in embedded computing and power. See Goodwill Impairment in this discussion and Note 3.

2012 vs. 2011 – Sales for Network Power were $6.4 billion in 2012, a $412 million decrease reflecting protracted weakness in telecommunications and information technology end markets and product rationalization in the embedded computing and power business. A modest sales decrease in the network power systems business reflected weak demand in Europe and North America uninterruptible power supplies, data center infrastructure management products and North America telecommunications-related DC power systems. This decrease was partially offset by strong growth in Asia, including the National Broadband Network contract in Australia, and modest growth in Latin America. Total sales decreased 6 percent, reflecting an underlying sales decrease of 5 percent on lower volume and a 1 percent ($83 million) unfavorable impact from foreign currency translation, while the Avtron acquisition had a $27 million favorable impact. Geographically, underlying sales decreased 10 percent in both the United States and Europe and 2 percent in Latin America, while sales increased 2 percent in Asia (down 4 percent in China) and 5 percent in Canada. Earnings of $624 million decreased $132 million and margin decreased 1.4 percentage points primarily due to lower volume and resulting deleverage, particularly in the embedded computing and power business, partially offset by cost reductions and materials cost containment. Segment margin was also affected by higher labor-related costs, unfavorable product mix, higher rationalization expense of $33 million and a $10 million unfavorable impact from foreign currency transactions. Additionally, Chloride acquisition-related costs were $24 million in 2011.

CLIMATE TECHNOLOGIES

(DOLLARS IN MILLIONS)	2011	2012	**2013**	CHANGE '11 - '12	CHANGE **'12 - '13**
Sales	$3,995	3,766	**3,876**	(6)%	**3%**
Earnings	$ 709	668	**716**	(6)%	**7%**
Margin	17.8%	17.7%	**18.5%**		

2013 vs. 2012 – Sales for Climate Technologies were $3.9 billion in 2013, an increase of $110 million or 3 percent, primarily led by moderate growth in the compressors business worldwide. The temperature controls and temperature sensors businesses were up slightly. The increase in compressor sales was driven by solid growth in global air conditioning while refrigeration sales declined slightly. Underlying segment sales increased 3 percent on volume growth. Foreign currency had a $1 million unfavorable impact. Underlying sales increased in nearly all geographies, with the United States up 2 percent, Asia up 5 percent, Europe up 2 percent and Latin America up 2 percent. Sales decreased 1 percent in Canada. Earnings increased $48 million on higher volume in the compressors business, material cost containment and savings from cost reduction actions. Margin increased 0.8 percentage points on savings from cost reduction actions, materials cost containment and lower rationalization expense of $8 million, partially offset by unfavorable product mix.

2012 vs. 2011 – Climate Technologies sales decreased $229 million in 2012 to $3.8 billion. Sales decreased in the air conditioning, temperature controls and temperature sensors businesses as global softness in residential markets and overall weakness in Europe adversely affected results. Air conditioning sales decreased in North America, China and Europe, slightly offset by growth in the rest of Asia (excluding China). Refrigeration sales were down significantly in Europe and Asia, partially offset by slight growth in the U.S. Underlying sales decreased 5 percent, including 7 percent lower volume, slightly offset by approximately 2 percent from price. Foreign currency had a 1 percent ($42 million) unfavorable impact and the marine controls acquisition had a negligible contribution ($21 million). Underlying sales decreased 4 percent in the United States, 10 percent in Asia (down 18 percent in China) and 9 percent in Europe, while sales increased 14 percent in Latin America and 3 percent in Canada. Earnings decreased $41 million on lower volume, while margin was essentially flat as the impact of deleverage was minimized through savings from cost reduction actions and lower warranty costs. Price actions were offset by higher materials and other costs.

COMMERCIAL & RESIDENTIAL SOLUTIONS

(DOLLARS IN MILLIONS)	2011	2012	**2013**	CHANGE '11 - '12	CHANGE **'12 - '13**
Sales	$1,837	1,877	**1,865**	2%	**(1)%**
Earnings	$ 375	396	**404**	6%	**2 %**
Margin	20.4%	21.1%	**21.7%**		

2013 vs. 2012 – Commercial & Residential Solutions sales were $1.9 billion in 2013, a decrease of $12 million or 1 percent, including a negative 4 percent ($76 million) comparative impact from the Knaack storage business divestiture in 2012. Underlying sales grew 3 percent ($64 million) from higher volume. The sales increase was led by strong growth in the food waste disposers business and modest growth in the storage and professional tools businesses, partially offset by a slight decrease in the wet/dry vacuums business. Underlying sales increased 6 percent in the United States and declined 3 percent internationally. Earnings of $404 million were up $8 million compared to the prior year. The Knaack divestiture in 2012 unfavorably impacted earnings by $11 million. Margin increased 0.6 percentage points on savings from cost reduction actions and materials cost containment, partially offset by unfavorable product mix and higher other costs.

2012 vs. 2011 – Commercial & Residential Solutions sales increased $40 million to $1.9 billion in 2012, reflecting a 6 percent ($103 million) increase in underlying sales, partially offset by an unfavorable 4 percent ($63 million) combined impact from the 2012 Knaack storage business and 2011 heating elements divestitures. Underlying sales growth reflects 4 percent higher volume and an estimated 2 percent from price. The sales increase was led by strong growth in both the storage and food waste disposers businesses and moderate growth in the professional tools business, partially offset by a slight decrease in the wet/dry vacuums business. Underlying sales increased 4 percent in the United States and 9 percent internationally. Earnings of $396 million were up $21 million compared to the prior year. Higher volume and leverage increased margin 0.7 percentage points as pricing and cost containment actions were partially offset by higher materials, litigation and other costs, and unfavorable product mix. Earnings were also affected by a $7 million unfavorable comparison with prior year from the divested heating elements business.

63%

OPERATING CASH FLOW RETURNED TO STOCKHOLDERS

OPERATING CASH FLOW AND PAYOUT PERCENT *(Dollars in billions)*


$3.1
$3.3
$3.2
$3.1
$3.6
56%
63%
09
10
11
12
13

Financial Position, Capital Resources and Liquidity

The Company continues to generate substantial cash from operations, is in a strong financial position with total assets of $25 billion and common stockholders' equity of $11 billion, and has the resources available to reinvest for growth in existing businesses, pursue strategic acquisitions and manage its capital structure on a short- and long-term basis.

CASH FLOW

(DOLLARS IN MILLIONS)	2011	2012	2013
Operating Cash Flow	$3,233	3,053	3,649
Percent of sales	*13.3%*	*12.5%*	*14.8%*
Capital Expenditures	$ 647	665	678
Percent of sales	*2.7%*	*2.7%*	*2.7%*
Free Cash Flow (Operating Cash Flow less Capital Expenditures)	$2,586	2,388	2,971
Percent of sales	*10.6%*	*9.8%*	*12.0%*
Operating Working Capital	$1,705	2,132	1,686
Percent of sales	*7.0%*	*8.7%*	*6.8%*

Emerson generated operating cash flow of $3.6 billion in 2013, a 20 percent increase compared to 2012 primarily as a result of focused efforts to reduce operating working capital. Operating cash flow of $3.1 billion in 2012 was a 6 percent decrease compared to $3.2 billion in 2011, reflecting an increase in operating working capital. At September 30, 2013, operating working capital as a percent of sales was 6.8 percent, compared with 8.7 percent and 7.0 percent in 2012 and 2011, respectively. The Company made pension contributions of $160 million in 2013, $163 million in 2012 and $142 million in 2011. Operating cash flow fully funded capital expenditures, acquisitions, dividends and share repurchases in all years presented.

Capital expenditures were $678 million, $665 million and $647 million in 2013, 2012 and 2011, respectively. Free cash flow increased 24 percent to $3.0 billion in 2013, on lower operating working capital, partially offset by increased capital expenditures. Free cash flow was $2.4 billion in 2012, compared with $2.6 billion in 2011, primarily reflecting an increase in operating working capital. The Company is targeting capital spending of approximately $750 million in 2014. Net cash paid in connection with acquisitions was $19 million, $187 million and $232 million in 2013, 2012 and 2011, respectively. Proceeds from divestitures in 2013, 2012 and 2011 were $3 million, $125 million and $103 million, respectively.

Dividends were $1,181 million ($1.64 per share) in 2013, compared with $1,171 million ($1.60 per share) in 2012 and $1,039 million ($1.38 per share) in 2011. In November 2013, the Board of Directors voted to increase the quarterly cash dividend 5 percent to an annualized rate of $1.72 per share.

In May 2013, the Board of Directors approved a new program for the repurchase of up to 70 million common shares subsequent to the completion of the May 2008 authorization for 80 million shares. In 2013, a total of 20.3 million shares were repurchased under the 2013 and 2008 authorizations; in 2012 and 2011, 16.4 million shares and 18.7 million shares, respectively, were repurchased under the 2008 authorization. 63.9 million shares remain available for repurchase under the 2013 authorization and none remain available under the the 2008 authorization. Purchases of Emerson common stock totaled $1,189 million, $787 million and $958 million in 2013, 2012 and 2011, respectively, at an average per share price of $58.51, $47.94 and $51.31, respectively.

LEVERAGE/CAPITALIZATION

(DOLLARS IN MILLIONS)	2011	2012	2013
Total Assets	$23,861	23,818	24,711
Long-term Debt	$ 4,324	3,787	4,055
Common Stockholders' Equity	$10,399	10,295	10,585
Total Debt-to-Capital Ratio	33.3%	34.0%	34.8%
Net Debt-to-Net Capital Ratio	23.2%	22.1%	18.3%
Operating Cash Flow-to-Debt Ratio	62.2%	57.7%	64.7%
Interest Coverage Ratio	15.8X	13.9X	14.6X

Total debt, which includes long-term debt, current maturities of long-term debt, commercial paper and other short-term borrowings, was $5.6 billion, $5.3 billion and $5.2 billion for 2013, 2012 and 2011, respectively. During the year, the Company repaid $250 million of 4.625% notes that matured in October 2012 and $250 million of 4.5% notes that matured in May 2013. In 2013, the Company issued $500 million of 2.625% notes due February 2023 under an automatic shelf registration statement on file with the U.S. Securities and Exchange Commission (SEC). The net proceeds from the sale of the notes were used for general corporate purposes and to repay commercial paper borrowings.

The total debt-to-capital ratio increased primarily due to higher average borrowings in the current year. The net debt-to-net capital ratio (less cash and short-term investments) improved, reflecting an increase in equity and cash. The operating cash flow-to-debt ratio also improved in 2013, reflecting an increase in operating cash flow. The interest coverage ratio is computed as earnings before income taxes plus interest expense, divided by interest expense. The increase in interest coverage in 2013 compared to 2012 reflects higher earnings and lower interest expense in the current year, resulting from the replacement of matured long-term debt with lower average interest rate borrowings. The decrease in interest coverage in 2012 compared to 2011 reflects lower earnings. See Notes 8 and 9 for additional information.

The Company maintains a $2.75 billion four-year revolving backup credit facility which expires in December 2014 to support short-term borrowings. There were no borrowings against U.S. lines of credit in the last three years. The credit facility contains no financial covenants and is not subject to termination based on a change in credit ratings or material adverse changes. The Company maintains a universal shelf registration statement on file with the SEC under which it can issue debt securities, preferred stock, common stock, warrants, share purchase contracts or share purchase units without a predetermined limit. Securities can be sold in one or more separate offerings with the size, price and terms to be determined at the time of sale.

Emerson maintains a conservative financial structure which provides the strength and flexibility necessary to achieve its strategic objectives. The Company has been successful in efficiently deploying cash where needed worldwide to fund operations, complete acquisitions and sustain long-term growth. Substantially all of the Company's cash is held outside the U.S., primarily in Europe and Asia,


DIVIDENDS PER SHARE
$1.32
$1.34
$1.38
$1.60
$1.64
09
10
11
12
13
57
CONSECUTIVE YEARS OF INCREASED DIVIDENDS PER SHARE

and is available for repatriation to the U.S. Under current tax law, repatriated cash may be subject to U.S. federal income taxes, net of available foreign tax credits. The Company routinely repatriates a portion of its non-U.S. cash from earnings each year, or otherwise when it can be accomplished tax efficiently, and provides for U.S. income taxes as appropriate. The Company has been able to readily meet all its funding requirements and currently believes that sufficient funds will be available to meet the Company's needs in the foreseeable future through operating cash flow, existing resources, short- and long-term debt capacity or backup credit lines.

CONTRACTUAL OBLIGATIONS

At September 30, 2013, the Company's contractual obligations, including estimated payments, are as follows:

		AMOUNTS DUE BY PERIOD			
(DOLLARS IN MILLIONS)	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Long-term Debt (including Interest)	$6,102	460	1,157	800	3,685
Operating Leases	910	270	336	138	166
Purchase Obligations	1,087	959	99	23	6
Total	$8,099	1,689	1,592	961	3,857

Purchase obligations consist primarily of inventory purchases made in the normal course of business to meet operational requirements. The table above does not include $2.3 billion of other noncurrent liabilities recorded in the balance sheet and summarized in Note 17, which consist primarily of pension and postretirement plan liabilities and deferred income taxes (including unrecognized tax benefits), because it is not certain when these amounts will become due. See Notes 10 and 11 for estimated future benefit payments and Note 13 for additional information on deferred income taxes.

DEBT AS A PERCENT OF CAPITAL AND NET DEBT AS A PERCENT OF NET CAPITAL

35%

TOTAL DEBT OF TOTAL CAPITAL AT YEAR-END 2013


34.8%
34.1%
33.3%
34.0%
34.8%
25.7%
18.3%
09
10
11
12
13

FINANCIAL INSTRUMENTS

The Company is exposed to market risk related to changes in interest rates, commodity prices and foreign currency exchange rates, and selectively uses derivative financial instruments, including forwards, swaps and purchased options to manage these risks. The Company does not hold derivatives for trading purposes. The value of market risk sensitive derivative and other financial instruments is subject to change as a result of movements in market rates and prices. Sensitivity analysis is one technique used to forecast the impact of these movements. Based on a hypothetical 10 percent increase in interest rates, a 10 percent decrease in commodity prices or a 10 percent weakening in the U.S. dollar across all currencies, the potential losses in future earnings, fair value or cash flows are not material. Sensitivity analysis has limitations; for example, a weaker U.S. dollar would benefit future earnings through favorable translation of non-U.S. operating results, and lower commodity prices would benefit future earnings through lower cost of sales. See Notes 1, and 7 through 9.

Critical Accounting Policies

Preparation of the Company's financial statements requires management to make judgments, assumptions and estimates regarding uncertainties that could affect reported revenue, expenses, assets, liabilities and equity. Note 1 describes the significant accounting policies used in preparation of the consolidated financial statements. The most significant areas where management judgments and estimates impact the primary financial statements are described below. Actual results in these areas could differ materially from management's estimates under different assumptions or conditions.

REVENUE RECOGNITION

The Company recognizes nearly all of its revenues through the sale of manufactured products and records the sale when products are shipped or delivered, and title passes to the customer with collection reasonably assured. In certain limited circumstances, revenue is recognized using the percentage-of-completion method as performance occurs, or in accordance with ASC 985-605 related to software. Sales arrangements sometimes involve delivering multiple elements, including services such as installation. In these instances, the revenue assigned to each element is based on vendor-specific objective evidence, third-party evidence or a management estimate of the relative selling price. Revenue is recognized individually for delivered elements only if they have value to the customer on a stand-alone basis and the performance of the undelivered items is probable and substantially in the Company's control, or the undelivered elements are inconsequential or perfunctory and there are no unsatisfied contingencies related to payment. Management believes that all relevant criteria and conditions are considered when recognizing revenue.

INVENTORIES

Inventories are stated at the lower of cost or market. The majority of inventory values are based on standard costs, which approximate average costs, while the remainder are principally valued on a first-in, first-out basis. Cost standards are revised at the beginning of each year. The annual effect of resetting standards plus any operating variances incurred during each period are allocated between inventories and cost of sales. The Company's businesses review inventory for obsolescence, make appropriate provisions and dispose of obsolete inventory on a regular basis. Various factors are considered in these reviews, including sales history and recent trends, industry conditions and general economic conditions.

LONG-LIVED ASSETS

Long-lived assets, which include property, plant and equipment, goodwill and identifiable intangible assets, are reviewed for impairment whenever events or changes in business circumstances indicate impairment may exist. If the Company determines that the carrying value of a long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its estimated fair value. Reporting units are also reviewed for possible goodwill impairment at least annually, in the fourth quarter. If an initial assessment indicates it is more likely than not an impairment may exist, it is evaluated by comparing the unit's estimated fair value to its carrying value. Fair value is generally estimated using an income approach based on discounted future cash flows using a discount rate judged by management to be commensurate with the applicable risk. Estimates of future sales, operating results, cash flows and discount rates are subject to changes in the economic environment, including such factors as the general level of market interest rates, expected equity market returns and volatility of markets served, particularly when recessionary economic circumstances continue for an extended period of time. Management believes the estimates of future cash flows and fair values are reasonable; however, changes in estimates due to variance from assumptions could materially affect the evaluations.

At the end of 2013, Emerson's total market value based on its exchange-traded stock price was approximately $46 billion while its common stockholders' equity was $11 billion.The European network power systems business, with goodwill of $1.0 billion, has faced integration challenges as well as difficult end markets stemming from the financial crisis and persistent weak economy in Europe. The estimated fair value of this business exceeded its carrying value by less than 10 percent. The assumptions used in estimating fair value include the resumption of economic growth in Europe, continued successful execution of plans to expand the business and improve the cost structure, and end market growth for data center services and solutions, including uninterruptible power supplies and precision cooling.

RETIREMENT PLANS

While the Company continues to focus on a prudent long-term investment strategy for its pension-related assets, the determination of defined benefit plan expense and obligations are dependent on assumptions made, including the expected annual rate of return on plan assets, the discount rate and the rate of annual compensation increases. Management believes that the assumptions used are appropriate; however, actual experience may differ. In accordance with U.S. generally accepted accounting principles, actual results that differ from the Company's assumptions are accumulated as deferred actuarial gains or losses and amortized to expense in future periods.

As of September 30, 2013, pension plans were underfunded by a total of $121 million (which includes $368 million of unfunded plans). The Company contributed $160 million to defined benefit plans in 2013 and expects to contribute approximately $145 million in 2014. At year-end 2013, the discount rate for U.S. plans was 4.75 percent, and was 4.00 percent in 2012. The assumed investment return on plan assets was 7.75 percent in both 2013 and 2012, and is expected to be 7.50 percent in 2014. Deferred actuarial losses to be amortized to expense in future years were $1.2 billion ($800 million after-tax) as of September 30, 2013. Defined benefit pension plan expense for 2014 is expected to be approximately $155 million, compared with $228 million in 2013, which reflects the impact of the higher interest rate environment and favorable investment performance the last two years. See Notes 10 and 11.

INCOME TAXES

Income tax expense and tax assets and liabilities reflect management's assessment of taxes paid or expected to be paid (received) on items included in the financial statements. Uncertainty exists regarding tax positions taken in previously filed tax returns still under examination and positions expected to be taken in future returns. Deferred tax assets and liabilities arise because of temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred income taxes are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. Valuation allowances are provided to reduce deferred tax assets to the amount that will more likely than not be realized. The impact on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. The Company also pays U.S. federal income taxes, net of available foreign tax credits, on cash repatriated from non-U.S. locations. No provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries where these earnings are considered permanently invested or otherwise indefinitely retained for continuing international operations. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable. See Notes 1, 3 and 13.

Other Items

LEGAL MATTERS

On October 22, 2012, Invensys Systems, Inc. filed a suit for patent infringement against the Company and its wholly-owned indirect subsidiary, Micro Motion, Inc., in the Eastern District of Texas captioned *Invensys Systems, Inc. v. Emerson Electric Co. and Micro Motion, Inc., USA*. The complaint alleges infringement on Invensys patents by Micro Motion's Coriolis flowmeter "Enhanced Core Processors." The Invensys suit seeks unspecified damages for past infringement and an injunction preventing the Company and Micro Motion from engaging in future infringement. It is too early in the litigation to assess any potential financial impact. The Company and Micro Motion believe that the Invensys claims are without merit and that they have strong defenses to the claims, and intend to aggressively defend the suit.

At September 30, 2013, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company's financial statements, nor were there any material commitments outside the normal course of business.

NEW ACCOUNTING PRONOUNCEMENTS

In January 2013, the FASB issued updates to ASC 210, *Balance Sheet*, requiring entities to disclose additional amounts related to derivatives subject to enforceable master netting arrangements, including collateral, and reconcile those amounts to the net amount presented in the balance sheet. These updates are effective for the first quarter of 2014 and will not materially impact the Company's financial statements.

In February 2013, the FASB issued updates to ASC 220, *Comprehensive Income*, requiring entities to disclose reclassifications into earnings from accumulated other comprehensive income (AOCI) by income statement line item, and other current period activity. There is no change to the items to be reported in AOCI or when those items should be reclassified into earnings. These updates are effective for the first quarter of 2014.

CONSOLIDATED STATEMENTS OF EARNINGS

EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30 | Dollars in millions, except per share amounts

	2011	2012	2013
Net sales	$24,222	24,412	**24,669**
Costs and expenses:			
Cost of sales	14,665	14,644	**14,717**
Selling, general and administrative expenses	5,328	5,436	**5,648**
Goodwill impairment	19	592	**528**
Other deductions, net	356	401	**362**
Interest expense, net of interest income: 2011, $23; 2012, $17; 2013, $16	223	224	**218**
Earnings from continuing operations before income taxes	3,631	3,115	**3,196**
Income taxes	1,127	1,091	**1,130**
Earnings from continuing operations	2,504	2,024	**2,066**
Discontinued operations, net of tax: 2011, $30	26	—	—
Net earnings	2,530	2,024	**2,066**
Less: Noncontrolling interests in earnings of subsidiaries	50	56	**62**
Net earnings common stockholders	$ 2,480	1,968	**2,004**
Earnings common stockholders:			
Earnings from continuing operations	$ 2,454	1,968	**2,004**
Discontinued operations, net of tax	26	—	—
Net earnings common stockholders	$ 2,480	1,968	**2,004**
Basic earnings per share common stockholders:			
Earnings from continuing operations	$ 3.26	2.68	**2.78**
Discontinued operations	0.03	—	—
Basic earnings per common share	$ 3.29	2.68	**2.78**
Diluted earnings per share common stockholders:			
Earnings from continuing operations	$ 3.24	2.67	**2.76**
Discontinued operations	0.03	—	—
Diluted earnings per common share	$ 3.27	2.67	**2.76**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30 | Dollars in millions

	2011	2012	2013
Net earnings	$2,530	2,024	2,066
Other comprehensive income, net of tax:			
Foreign currency translation	26	(206)	32
Cash flow hedges	(102)	85	(17)
Pension and postretirement	(56)	(49)	521
Total other comprehensive income (loss)	(132)	(170)	536
Comprehensive income	2,398	1,854	2,602
Less: Noncontrolling interests in comprehensive income of subsidiaries	54	55	56
Comprehensive income common stockholders	$2,344	1,799	2,546

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

EMERSON ELECTRIC CO. & SUBSIDIARIES

September 30 | Dollars in millions, except per share amounts

	2012	2013
ASSETS		
Current assets		
Cash and equivalents	$ 2,367	**3,275**
Receivables, less allowances of $109 in 2012 and $103 in 2013	4,983	**4,808**
Inventories	2,125	**1,895**
Other current assets	651	**1,021**
Total current assets	10,126	**10,999**
Property, plant and equipment, net	3,509	**3,605**
Other assets		
Goodwill	8,026	**7,509**
Other intangible assets	1,838	**1,672**
Other	319	**926**
Total other assets	10,183	**10,107**
Total assets	$23,818	**24,711**
LIABILITIES AND EQUITY		
Current liabilities		
Short-term borrowings and current maturities of long-term debt	$ 1,506	**1,587**
Accounts payable	2,767	**2,725**
Accrued expenses	2,732	**3,184**
Income taxes	128	**129**
Total current liabilities	7,133	**7,625**
Long-term debt	3,787	**4,055**
Other liabilities	2,456	**2,313**
Equity		
Common stock, $0.50 par value; authorized, 1,200,000,000 shares; issued 953,354,012 shares; outstanding, 724,113,291 shares in 2012; 706,660,259 shares in 2013	477	**477**
Additional paid-in-capital	324	**352**
Retained earnings	18,107	**18,930**
Accumulated other comprehensive income (loss)	(731)	**(189)**
	18,177	**19,570**
Less: Cost of common stock in treasury, 229,240,721 shares in 2012; 246,693,753 shares in 2013	7,882	**8,985**
Common stockholders' equity	10,295	**10,585**
Noncontrolling interests in subsidiaries	147	**133**
Total equity	10,442	**10,718**
Total liabilities and equity	$23,818	**24,711**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EQUITY

EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30 | Dollars in millions, except per share amounts

	2011	2012	**2013**
Common stock	$ 477	477	**477**
Additional paid-in-capital			
Beginning balance	192	317	**324**
Stock plans and other	125	7	**28**
Ending balance	317	324	**352**
Retained earnings			
Beginning balance	15,869	17,310	**18,107**
Net earnings common stockholders	2,480	1,968	**2,004**
Cash dividends (per share: 2011, $1.38; 2012, $1.60; 2013, $1.64)	(1,039)	(1,171)	**(1,181)**
Ending balance	17,310	18,107	**18,930**
Accumulated other comprehensive income (loss)			
Beginning balance	(426)	(562)	**(731)**
Foreign currency translation	22	(205)	**38**
Pension and postretirement, net of tax: 2011, $47; 2012, $19; 2013, $(318)	(56)	(49)	**521**
Cash flow hedges and other, net of tax: 2011, $60; 2012, $(50); 2013, $10	(102)	85	**(17)**
Ending balance	(562)	(731)	**(189)**
Treasury stock			
Beginning balance	(6,320)	(7,143)	**(7,882)**
Purchases	(958)	(787)	**(1,189)**
Issued under stock plans and other	135	48	**86**
Ending balance	(7,143)	(7,882)	**(8,985)**
Common stockholders' equity	10,399	10,295	**10,585**
Noncontrolling interests in subsidiaries			
Beginning balance	160	152	**147**
Net earnings	50	56	**62**
Other comprehensive income (loss)	4	(1)	**(6)**
Cash dividends	(61)	(56)	**(69)**
Other	(1)	(4)	**(1)**
Ending balance	152	147	**133**
Total equity	$10,551	10,442	**10,718**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30 | Dollars in millions

	2011	2012	**2013**
Operating activities			
Net earnings	$ 2,530	2,024	**2,066**
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	867	823	**819**
Changes in operating working capital	(301)	(340)	**42**
Pension funding	(142)	(163)	**(160)**
Goodwill impairment, net of tax	19	528	**496**
Other	260	181	**386**
Net cash provided by operating activities	3,233	3,053	**3,649**
Investing activities			
Capital expenditures	(647)	(665)	**(678)**
Purchases of businesses, net of cash and equivalents acquired	(232)	(187)	**(19)**
Divestitures of businesses	103	125	**3**
Other	(72)	(79)	**(95)**
Net cash used in investing activities	(848)	(806)	**(789)**
Financing activities			
Net increase in short-term borrowings	185	348	**374**
Proceeds from long-term debt	1	4	**496**
Principal payments on long-term debt	(57)	(262)	**(521)**
Dividends paid	(1,039)	(1,171)	**(1,181)**
Purchases of treasury stock	(935)	(797)	**(1,110)**
Other	(42)	(21)	**9**
Net cash used in financing activities	(1,887)	(1,899)	**(1,933)**
Effect of exchange rate changes on cash and equivalents	(38)	(33)	**(19)**
Increase in cash and equivalents	460	315	**908**
Beginning cash and equivalents	1,592	2,052	**2,367**
Ending cash and equivalents	$ 2,052	2,367	**3,275**
Changes in operating working capital			
Receivables	$ (475)	(536)	**(84)**
Inventories	12	(49)	**83**
Other current assets	41	19	**(32)**
Accounts payable	194	143	**14**
Accrued expenses	(54)	91	**64**
Income taxes	(19)	(8)	**(3)**
Total changes in operating working capital	$ (301)	(340)	**42**

See accompanying Notes to Consolidated Financial Statements.

EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30 | Dollars in millions, except per share amounts or where noted

(1) Summary of Significant Accounting Policies

FINANCIAL STATEMENT PRESENTATION

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from these estimates. Certain prior year amounts have been reclassified to conform with current year presentation. See Note 3 for operating results that have been classified as discontinued operations in 2011.

Effective October 1, 2012, the Company adopted updates to ASC 220, *Comprehensive Income*, and now presents comprehensive income in a separate financial statement immediately following the statement of earnings. This update does not change the items reported in other comprehensive income or when those items should be reclassified into earnings. Effective first quarter 2014, additional disclosures will be required for comprehensive income, including presenting reclassifications out of accumulated other comprehensive income by income statement line item.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its controlled affiliates. Intercompany transactions, profits and balances are eliminated in consolidation. Investments of 20 percent to 50 percent of the voting shares of other entities are accounted for by the equity method. Investments in publicly-traded companies of less than 20 percent are carried at fair value, with changes in fair value reflected in accumulated other comprehensive income. Investments in nonpublicly-traded companies of less than 20 percent are carried at cost.

FOREIGN CURRENCY TRANSLATION

The functional currency for most of the Company's non-U.S. subsidiaries is the local currency. Adjustments resulting from translating local currency financial statements into U.S. dollars are reflected in accumulated other comprehensive income.

CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments with original maturities of three months or less.

INVENTORIES

Inventories are stated at the lower of cost or market. The majority of inventory is valued based on standard costs that approximate average costs, while the remainder is principally valued on a first-in, first-out basis. Cost standards are revised at the beginning of each fiscal year. The annual effect of resetting standards plus any operating variances incurred during each period are allocated between inventories and cost of sales. Following are the components of inventory as of September 30:

	2012	**2013**
Finished products	$ 747	**678**
Raw materials and work in process	1,378	**1,217**
Total inventories	$2,125	**1,895**

FAIR VALUE MEASUREMENT

ASC 820, *Fair Value Measurement*, establishes a formal hierarchy and framework for measuring certain financial statement items at fair value, and requires disclosures about fair value measurements and the reliability of valuation inputs. Under ASC 820, measurement assumes the transaction to sell an asset or transfer a liability occurs in the principal or at least the most advantageous market for that asset or liability. Within the hierarchy, Level 1 instruments use observable market prices for the identical item in active markets and have the most reliable valuations. Level 2 instruments are valued through broker/dealer quotation or other approaches using market-observable inputs for similar items in active markets, including forward and spot prices, interest rates and volatilities. Level 3 instruments are valued using inputs not observable in an active market, such as company-developed future cash flow estimates, and are considered the least reliable. Valuations for all of Emerson's financial instruments fall within Level 2. The fair value of the Company's long-term debt is Level 2, estimated using current interest rates and pricing from financial institutions and other market sources for debt with similar maturities and characteristics.

PROPERTY, PLANT AND EQUIPMENT

The Company records investments in land, buildings, and machinery and equipment at cost. Depreciation is computed principally using the straight-line method over estimated service lives, which for principal assets are 30 to 40 years for buildings and 8 to 12 years for machinery and equipment. Long-lived tangible assets are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized based on estimated fair values if the sum of expected future undiscounted cash flows of the related assets is less than their carrying values. The components of property, plant and equipment as of September 30 follow:

	2012	**2013**
Land	$ 268	**278**
Buildings	2,103	**1,965**
Machinery and equipment	6,193	**6,440**
Construction in progress	370	**409**
Property, plant and equipment, at cost	8,934	**9,092**
Less: Accumulated depreciation	5,425	**5,487**
Property, plant and equipment, net	$3,509	**3,605**

GOODWILL AND OTHER INTANGIBLE ASSETS

Assets and liabilities acquired in business combinations are accounted for using the acquisition method and recorded at their respective fair values. Substantially all goodwill is assigned to the reporting unit that acquires a business. A reporting unit is an operating segment as defined in ASC 280, *Segment Reporting*, or a business one level below an operating segment if discrete financial information for that business unit is prepared and regularly reviewed by the segment manager. The Company conducts annual impairment tests of goodwill in the fourth quarter. If an initial assessment indicates it is more likely than not goodwill might be impaired, it is evaluated by comparing the reporting unit's estimated fair value to its carrying value. Goodwill is also tested for impairment between annual tests if events or circumstances indicate the fair value of a unit may be less than its carrying value. If the carrying amount exceeds the estimated fair value, impairment is recognized to the extent that recorded goodwill exceeds the implied fair value of that goodwill. Estimated fair values of reporting units are Level 3 measures and are developed primarily under an income approach that discounts estimated future cash flows using risk-adjusted interest rates.

All of the Company's identifiable intangible assets are subject to amortization on a straight-line basis over their estimated useful lives. Identifiable intangibles consist of intellectual property such as patents and trademarks, customer relationships and capitalized software. Identifiable intangibles are also subject to evaluation for potential impairment if events or circumstances indicate the carrying amount may not be recoverable. See Note 6.

PRODUCT WARRANTY

Warranties vary by product line and are competitive for the markets in which the Company operates. Warranties generally extend for a period of one to two years from the date of sale or installation. Provisions for warranty are determined primarily based on historical warranty cost as a percentage of sales or a fixed amount per unit sold based on failure rates, adjusted for specific problems that may arise. Product warranty expense is less than one percent of sales.

REVENUE RECOGNITION

The Company recognizes nearly all of its revenues through the sale of manufactured products and records the sale when products are shipped or delivered, and title passes to the customer with collection reasonably assured. In certain limited circumstances, revenue is recognized using the percentage-of-completion method as performance occurs, or in accordance with ASC 985-605 related to software. Management believes that all relevant criteria and conditions are considered when recognizing revenue.

Sales arrangements sometimes involve delivering multiple elements, including services such as installation. In these instances, the revenue assigned to each element is based on vendor-specific objective evidence, third-party evidence or a management estimate of the relative selling price. Revenue is recognized individually for delivered elements only if they have value to the customer on a stand-alone basis and the performance of the undelivered items is probable and substantially in the Company's control, or the undelivered elements are inconsequential or perfunctory and there are no unsatisfied contingencies related to payment. Approximately ten percent of the Company's revenues arise from qualifying sales arrangements that include the delivery of multiple elements, principally in the Network Power and Process Management segments. The vast majority of these deliverables are tangible products, with a small portion attributable to installation, service or maintenance. Generally, contract duration is short-term and cancellation, termination or refund provisions apply only in the event of contract breach, and have historically not been invoked.

DERIVATIVES AND HEDGING

In the normal course of business, the Company is exposed to changes in interest rates, foreign currency exchange rates and commodity prices due to its worldwide presence and diverse business profile. Emerson's foreign currency exposures primarily relate to transactions denominated in euros, Mexican pesos, Canadian dollars and Chinese renminbi. Primary commodity exposures are price fluctuations on forecasted purchases of copper and aluminum and related products. As part of the Company's risk management strategy, derivative instruments are selectively used in an effort to minimize the impact of these exposures. Foreign exchange forwards and options are utilized to hedge foreign currency exposures impacting sales or cost of sales transactions, firm commitments and the fair value of assets and liabilities, while swap and option contracts may be used to minimize the effect of commodity price fluctuations on the cost of sales. All derivatives are associated with specific underlying exposures and the Company does not hold derivatives for trading or speculative purposes. The duration of hedge positions is generally two years or less and amounts currently hedged beyond 18 months are not significant.

All derivatives are accounted for under ASC 815, *Derivatives and Hedging*, and recognized at fair value. For derivatives hedging variability in future cash flows, the effective portion of any gain or loss is deferred in stockholders' equity and recognized when the underlying hedged transaction impacts earnings. The majority of the Company's derivatives that are designated as hedges and qualify for deferral accounting are cash flow hedges. For derivatives hedging the fair value of existing assets or liabilities, both the gain or loss on the derivative and the offsetting loss or gain on the hedged item are recognized in earnings each period. Currency fluctuations on non-U.S. dollar obligations that have been designated as hedges of non-U.S. dollar net asset exposures are reported in equity. To the extent that any hedge is not fully effective at offsetting changes in the underlying hedged item, there could be a net earnings impact. The Company also uses derivatives to hedge economic exposures that do not receive deferral accounting under ASC 815. The underlying exposures for these hedges relate primarily to purchases of commodity-based components used in the Company's manufacturing processes, and the revaluation of certain foreign-currency-denominated assets and liabilities. Gains or losses from the ineffective portion of any hedge, as well as any gains or losses on derivative instruments not designated as hedges, are recognized in the income statement immediately.

Counterparties to derivative arrangements are companies with high credit ratings and the Company has bilateral collateral arrangements with them for which credit rating-based posting thresholds vary depending on the arrangement. If credit ratings on the Company's debt fall below preestablished levels, counterparties can require immediate full collateralization on all instruments in net liability positions. Similarly, Emerson can demand full collateralization of instruments in net asset positions should any of the Company's counterparties' credit ratings fall below certain thresholds. Risk from credit loss when derivatives are in asset positions is not considered material. The Company has master netting arrangements in place with its counterparties that allow the offsetting of certain derivative-related amounts receivable and payable when settlement occurs in the same period. Accordingly, counterparty balances are netted in the consolidated balance sheet. Net values of contracts are reported in other current assets or accrued expenses as appropriate depending on positions with counterparties as of the balance sheet date. See Note 7.

INCOME TAXES

The provision for income taxes is based on pretax income reported in the consolidated statements of earnings and tax rates currently enacted in each jurisdiction. Certain income and expense items are recognized in different time periods for financial reporting and income tax filing purposes, and deferred income taxes are provided for the effect of temporary differences. The Company also provides for U.S. federal income taxes, net of available foreign tax credits, on earnings intended to be repatriated from non-U.S. locations. No provision has been made for U.S. income taxes on approximately $7.1 billion of undistributed earnings of non-U.S. subsidiaries as of September 30, 2013, as these earnings are considered permanently invested or otherwise indefinitely retained for continuing international operations. Recognition of U.S. taxes on undistributed non-U.S. earnings would be triggered by a management decision to repatriate those earnings, although there is no current intention to do so. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable. See Note 13.

COMPREHENSIVE INCOME

Comprehensive income is primarily composed of net earnings plus changes in foreign currency translation, pension and postretirement adjustments, and the effective portion of changes in the fair value of cash flow hedges. Accumulated other comprehensive income, net of tax (a component of equity), consists of foreign currency translation credits of $504 and $466, deferred pension and postretirement charges of $692 and $1,213 and cash flow hedges and other charges of $1 and credits of $16, respectively, at September 30, 2013 and 2012. Accumulated other comprehensive income attributable to noncontrolling interests in subsidiaries consists primarily of earnings, and changes in foreign currency translation.

(2) Weighted-Average Common Shares

Basic earnings per common share consider only the weighted-average of common shares outstanding while diluted earnings per common share also consider the dilutive effects of stock options and incentive shares. Options to purchase approximately 0.6 million, 7.7 million and 4.6 million shares of common stock were excluded from the computation of diluted earnings per share in 2013, 2012 and 2011, respectively, as the effect would have been antidilutive. Earnings allocated to participating securities were inconsequential for all years presented. Reconciliations of weighted-average shares for basic and diluted earnings per common share follow:

(SHARES IN MILLIONS)	2011	2012	**2013**
Basic shares outstanding	748.5	730.6	**717.7**
Dilutive shares	5.0	4.0	**5.2**
Diluted shares outstanding	753.5	734.6	**722.9**

(3) Acquisitions and Divestitures

On July 31, 2013, the Company entered into an agreement to sell a 51 percent controlling interest in the embedded computing and power business for which it will receive approximately $300 in cash from the acquirer and through borrowing by a new entity which will include this business. The transaction is expected to close before the end of calendar 2013 pending regulatory approvals. Embedded computing and power had 2013 revenue of $1.2 billion and earnings before taxes of $44 which are included in the Network Power segment. Sales and earnings for embedded computing and power will continue to be reported in the Company's consolidated results until completion of the transaction. As the Company will retain a noncontrolling interest in this business, it will not be classified as discontinued operations and will be accounted for on the equity basis upon completion. Transaction fair value was determined based on anticipated cash proceeds and the estimated value of the retained interest using a Level 3 market approach (option pricing model). Assets and liabilities for embedded computing and power are classified as held-for-sale in the consolidated balance sheet at September 30, 2013 as follows: other current assets, $408 (accounts receivable, inventories, other); other assets, $190 (property plant and equipment, goodwill, other noncurrent assets); accrued expenses, $272 (accounts payable and other current liabilities); and other liabilities, $20. The Company recorded goodwill impairment charges in both 2013 and 2012, and income tax charges in 2013, related to this business. See Note 6 for information regarding impairment charges.

In October 2013 (fiscal 2014), the Company acquired Virgo Valves and Controls, LTD, a leading manufacturer of ball valves and automation systems which will complement Process Management's existing final control business, and allow opportunities for additional growth in global oil and gas, mining and power end markets. Also in October 2013, the Company acquired Enardo LLC, a manufacturer of tank and terminal safety equipment used in the oil and gas, chemical and other industries which will complement Process Management's existing regulator technologies and extend the Company's expertise in both upstream and downstream markets. Total cash paid for both businesses was approximately $506, net of cash acquired. The Company also assumed $76 of debt. Combined annualized sales for Virgo and Enardo were over $300.

The Company acquired one-hundred percent of Avtron Loadbank and a marine controls business during the second quarter of 2012. Avtron is a designer and manufacturer of high quality load banks and testing systems for power equipment industries and is included in the Network Power segment. The marine controls business supplies controls and software solutions for optimal operation of refrigerated sea containers and marine boilers and is included in the Climate Technologies segment. In addition, the Company acquired two smaller businesses during 2012 in the Process Management and Network Power segments. These small acquisitions were complementary to the existing business portfolios and none was individually significant. Total cash paid for all businesses was approximately $187, net of cash acquired of $5. Annualized sales for businesses acquired in 2012 were approximately $115. Goodwill of $94 ($36 of which is expected to be tax deductible) and identifiable intangible assets of $82, primarily customer relationships and patents and technology with a weighted-average life of approximately 9 years, were recognized from these transactions.

In the fourth quarter of 2012, the Company sold its Knaack business unit for $114, resulting in an after-tax loss of $5 ($3 income tax benefit). Knaack had 2012 sales of $95 and net earnings of $7. Knaack, a leading provider of premium secure storage solutions for job sites and work vehicles, was previously reported in the Commercial & Residential Solutions business segment.

The Company acquired several small businesses during 2011 which were complementary to the existing portfolios in mainly the Process Management and Climate Technologies segments. Total cash paid for all businesses was approximately $232, net of cash acquired of $2. Annualized sales for businesses acquired in 2011 were approximately $100. Goodwill of $125 (none of which is expected to be tax deductible) and identifiable intangible assets of $75, primarily customer relationships and patents and technology with a weighted-average life of approximately 12 years, were recognized from these transactions.

In the fourth quarter of 2011, the Company sold its heating elements unit, which was previously included in the Commercial & Residential Solutions segment, for $73, resulting in an after-tax gain of $21 (net of $30 of income taxes). Heating elements had 2011 fourth quarter sales of $12 and net earnings of $1. Only the gain on divestiture and fourth quarter operating results for heating elements, plus the impact of finalizing the 2010 Motors and LANDesk divestitures, were classified as discontinued operations for 2011; prior fiscal 2011 quarters and prior year results of operations for heating elements were inconsequential and were not reclassified.

The results of operations of the acquired businesses discussed above have been included in the Company's consolidated results of operations since the respective dates of acquisition.

(4) Other Deductions, Net

Other deductions, net are summarized as follows:

	2011	2012	**2013**
Amortization of intangibles (intellectual property and customer relationships)	$261	241	**220**
Rationalization of operations	81	119	**78**
Other	38	91	**65**
Gains, net	(24)	(50)	**(1)**
Total	$356	401	**362**

Other is composed of several items that are individually immaterial, including foreign currency transaction gains and losses, bad debt expense, equity investment income and losses, as well as other items such as litigation and disputed matters and insurance recoveries. Other decreased in 2013 primarily because of the receipt of an international research and development credit, lower foreign currency transaction losses and the comparative impact from the loss on the sale of the Knaack business in 2012. Other increased in 2012 due to higher foreign currency transaction losses and the loss on the Knaack sale. Gains, net decreased in 2013 due to $43 of dumping duties collected from U.S. Customs in 2012. Gains, net for 2011 included $15 related to the acquisition of full ownership of a Process Management joint venture in India.

(5) Rationalization of Operations

Rationalization of operations expense reflects costs associated with the Company's efforts to continually improve operational efficiency and deploy assets globally to remain competitive on a worldwide basis. Each year the Company incurs costs to size its businesses to levels appropriate for current economic conditions and to improve its cost structure for future growth. Rationalization expenses result from numerous individual actions implemented across the Company's various operating units on an ongoing basis and include costs for moving facilities to best-cost locations, starting up plants after relocation or geographic expansion to serve local markets, exiting certain product lines, curtailing/downsizing operations because of changing economic conditions and other costs resulting from asset redeployment decisions. Shutdown costs include severance and benefits, stay bonuses, lease and contract termination costs and asset write-downs. In addition to the costs of moving fixed assets, start-up and moving costs include employee training and relocation. Vacant facility costs include security, maintenance, utilities and other costs.

Rationalization expenses were $78, $119 and $81, respectively, for 2013, 2012 and 2011. The Company currently expects to incur 2014 rationalization expense of approximately $90, including costs to complete actions initiated before the end of 2013 and for actions anticipated to be approved and initiated during 2014.

The change in the liability for the rationalization of operations during the years ended September 30 follows:

	2012	**EXPENSE**	**PAID / UTILIZED**	**2013**
Severance and benefits	$23	**45**	**41**	**27**
Lease and other contract terminations	5	**3**	**5**	**3**
Fixed asset write-downs	—	**1**	**1**	**—**
Vacant facility and other shutdown costs	3	**6**	**8**	**1**
Start-up and moving costs	1	**23**	**23**	**1**
Total	$32	**78**	**78**	**32**

	2011	EXPENSE	PAID / UTILIZED	2012
Severance and benefits	$24	58	59	23
Lease and other contract terminations	3	10	8	5
Fixed asset write-downs	—	9	9	—
Vacant facility and other shutdown costs	2	12	11	3
Start-up and moving costs	1	30	30	1
Total	$30	119	117	32

Rationalization of operations expense by segment is summarized as follows:

	2011	2012	**2013**
Process Management	$11	19	**15**
Industrial Automation	32	27	**27**
Network Power	20	53	**25**
Climate Technologies	11	11	**3**
Commercial & Residential Solutions	7	9	**8**
Total	$81	119	**78**

Expenses incurred during 2013, 2012 and 2011 include actions to exit 13, 20 and 18 production, distribution or office facilities, and eliminate approximately 3,100, 2,700 and 2,800 positions, respectively, as well as costs related to facilities exited in previous periods. Costs have been concentrated in Network Power and Industrial Automation recently due to end market softness for these segments, including embedded computing and power, and acquisition integration activity in Network Power. The majority of costs have been incurred in Europe, North America and Asia.

(6) Goodwill and Other Intangibles

Purchases of businesses are accounted for under the acquisition method, with substantially all goodwill assigned to the reporting unit that acquires the business. Under an impairment test performed annually, if the carrying amount of a reporting unit exceeds its estimated fair value, impairment is recognized to the extent that the carrying amount of the unit's goodwill exceeds the implied fair value of the goodwill. Fair values of reporting units are Level 3 measures, estimated primarily using an income approach that discounts future cash flows using risk-adjusted interest rates, and are subject to change due to changes in underlying economic conditions. See Note 3 for further discussion of changes in goodwill related to acquisitions and divestitures.

The Company has faced persistent challenges in the embedded computing and power business due to protracted weak demand, structural industry developments and increased competition. These challenges, including weakness in telecommunication and mobile device markets, continued into 2013 and sales and earnings were both below expectations. In the third quarter of 2013, the Company recorded a noncash goodwill impairment charge of $503 ($475 after-tax, $0.65 per share). Income tax charges of $70 ($0.10 per share) for the anticipated repatriation of non-U.S. earnings from this business were also recorded in 2013. Additionally, in the fourth quarter the Company's goodwill impairment testing indicated that the carrying value of the connectivity solutions business in Network Power exceeded its fair value due to operating results not meeting forecasted expectations, resulting in a noncash, pretax charge to earnings of $25 ($21 after-tax, $0.03 per share). Management considered strategic alternatives for embedded computing and power, and on July 31, 2013 the Company entered into an agreement to sell a 51 percent controlling interest in this business. See Note 3 for additional information regarding the sale.

In the fourth quarter of 2012, the Company incurred an impairment charge for the embedded computing and power business and the DC power systems business, after goodwill impairment testing revealed that the carrying values of these businesses exceeded the fair values. These businesses had been unable to meet operating objectives and the Company anticipated that growth in sales and earnings would be slower than previously expected given the end market circumstances noted previously. The carrying value of these businesses was reduced by a noncash, pretax charge to earnings totaling $592 ($528 after-tax, $0.72 per share). In 2011, the Company recorded a $19 ($0.03 per share) pretax impairment charge related to the Industrial Automation wind turbine pitch control business, reflecting a slowdown in investment for renewable energy.

The change in the carrying value of goodwill by business segment follows. Cumulative pretax impairment charges in Network Power total $1.1 billion.

	PROCESS MANAGEMENT	INDUSTRIAL AUTOMATION	NETWORK POWER	CLIMATE TECHNOLOGIES	COMMERCIAL & RESIDENTIAL SOLUTIONS	TOTAL
Balance, September 30, 2011	$2,368	1,393	3,990	483	537	8,771
Acquisitions	5		62	27		94
Divestitures					(102)	(102)
Impairment			(592)			(592)
Foreign currency translation and other	6	(55)	(93)	(9)	6	(145)
Balance, September 30, 2012	$2,379	1,338	3,367	501	441	8,026
Acquisitions	11					11
Divestitures			(40)		(2)	(42)
Impairment			(528)			(528)
Foreign currency translation and other	(7)	14	33	2		42
Balance, September 30, 2013	**$2,383**	**1,352**	**2,832**	**503**	**439**	**7,509**

The gross carrying amount and accumulated amortization of identifiable intangible assets by major class follow:

	CUSTOMER RELATIONSHIPS		INTELLECTUAL PROPERTY		CAPITALIZED SOFTWARE		TOTAL	
	2012	**2013**	2012	**2013**	2012	**2013**	2012	**2013**
Gross carrying amount	$1,537	**1,482**	1,125	**1,023**	1,046	**1,110**	3,708	**3,615**
Less: Accumulated amortization	459	**533**	606	**565**	805	**845**	1,870	**1,943**
Net carrying amount	$1,078	**949**	519	**458**	241	**265**	1,838	**1,672**

Total intangible asset amortization expense for 2013, 2012 and 2011 was $298, $318 and $345, respectively. Based on intangible asset balances as of September 30, 2013, amortization expense is expected to approximate $292 in 2014, $264 in 2015, $224 in 2016, $199 in 2017 and $163 in 2018.

(7) Financial Instruments

HEDGING ACTIVITIES

As of September 30, 2013, the notional amount of foreign currency hedge positions was approximately $1.5 billion, while commodity hedge contracts totaled approximately 62 million pounds ($175) of copper and aluminum. All derivatives receiving deferral accounting are cash flow hedges. The majority of hedging gains and losses deferred as of September 30, 2013 are expected to be recognized over the next 12 months as the underlying forecasted transactions occur. Gains and losses on foreign currency derivatives reported in other deductions, net reflect hedges of balance sheet exposures that do not receive deferral accounting. Amounts included in earnings and other comprehensive income follow:

		GAIN (LOSS) TO EARNINGS			GAIN (LOSS) TO OTHER COMPREHENSIVE INCOME		
		2011	2012	**2013**	2011	2012	**2013**
	Location						
Commodity	Cost of sales	$52	(42)	**(15)**	(58)	43	**(22)**
Foreign currency	Sales, cost of sales	33	8	**24**	(14)	58	**4**
Foreign currency	Other deductions, net	9	45	**(5)**			
Total		$94	11	**4**	(72)	101	**(18)**

Regardless of whether derivatives receive deferral accounting, the Company expects hedging gains or losses to be essentially offset by losses or gains on the related underlying exposures. The amounts ultimately recognized will differ from those presented above for open positions, which remain subject to ongoing market price fluctuations until settlement. Derivatives receiving deferral accounting are highly effective and no amounts were excluded from the assessment of hedge effectiveness. Hedge ineffectiveness was immaterial in 2013, 2012 and 2011.

FAIR VALUE MEASUREMENTS

As of September 30, 2013, the fair value of commodity contracts and foreign currency contracts was reported in other current assets and accrued expenses. No collateral was posted with counterparties and none was held by the Company at year end. The maximum collateral that could have been required was $14. The estimated fair value of long-term debt was $4,727 and $5,088, respectively, as of September 30, 2013 and 2012, which exceeded the carrying value by $405 and $741, respectively. Valuations of derivative contract positions as of September 30 follow:

	ASSETS	LIABILITIES	ASSETS	LIABILITIES
	2012	2012	**2013**	**2013**
Foreign currency	$31	8	**18**	**17**
Commodity	$ 9	7	**2**	**8**

(8) Short-Term Borrowings and Lines of Credit

Short-term borrowings and current maturities of long-term debt are summarized as follows:

	2012	**2013**
Current maturities of long-term debt	$ 560	**267**
Commercial paper	936	**1,304**
Payable to banks	10	**16**
Total	$1,506	**1,587**
Weighted-average short-term borrowing interest rate at year end	0.2%	**0.2%**

The Company periodically issues commercial paper as a source of short-term financing. To support short-term borrowing, the Company maintains, but has not drawn on, a $2.75 billion four-year revolving backup credit facility which expires in December 2014. The credit facility contains no financial covenants and is not subject to termination based on a change in credit ratings or material adverse changes. There were no borrowings against U.S. lines of credit in the last three years.

(9) Long-Term Debt

Long-term debt is summarized as follows:

	2012	**2013**
4.625% notes due October 2012	$ 250	**—**
4.5% notes due May 2013	250	**—**
5.625% notes due November 2013	250	**250**
5.0% notes due December 2014	250	**250**
4.125% notes due April 2015	250	**250**
4.75% notes due October 2015	250	**250**
5.125% notes due December 2016	250	**250**
5.375% notes due October 2017	250	**250**
5.25% notes due October 2018	400	**400**
5.0% notes due April 2019	250	**250**
4.875% notes due October 2019	500	**500**
4.25% notes due November 2020	300	**300**
2.625% notes due February 2023	—	**500**
6.0% notes due August 2032	250	**250**
6.125% notes due April 2039	250	**250**
5.25% notes due November 2039	300	**300**
Other	97	**72**
Long-term debt	4,347	**4,322**
Less: Current maturities	560	**267**
Total, net	$3,787	**4,055**

Long-term debt maturing during each of the four years after 2014 is $520, $289, $250 and $250, respectively. Total interest paid related to short-term borrowings and long-term debt was approximately $226, $234 and $239 in 2013, 2012 and 2011, respectively.

The Company maintains a universal shelf registration statement on file with the SEC under which it can issue debt securities, preferred stock, common stock, warrants, share purchase contracts or share purchase units without a predetermined limit. Securities can be sold in one or more separate offerings with the size, price and terms to be determined at the time of sale.

(10) Retirement Plans

Retirement plans expense includes the following components:

	U.S. PLANS			NON-U.S. PLANS		
	2011	2012	**2013**	2011	2012	**2013**
Defined benefit plans:						
Service cost (benefits earned during the period)	$ 52	55	**70**	30	27	**31**
Interest cost	172	172	**167**	50	50	**46**
Expected return on plan assets	(279)	(275)	**(280)**	(49)	(43)	**(50)**
Net amortization and other	147	168	**226**	22	19	**18**
Net periodic pension expense	92	120	**183**	53	53	**45**
Defined contribution plans	98	103	**113**	50	59	**63**
Total retirement plans expense	$ 190	223	**296**	103	112	**108**

For defined contribution plans, the Company's obligation is to make cash contributions based on plan requirements, which are expensed as incurred. The Company has two small businesses that participate in multiemployer pension plans. Such participation is insignificant individually and in total. Cash contributed was inconsequential in all years. The Company could potentially incur immaterial liabilities upon withdrawal from these plans, although it has no intention to do so. Additionally, as with participation in any multiemployer plan, there is a theoretical but remote possibility the Company could incur material liabilities should all other participating employers be unable to fund their obligations.

Reconciliations of the actuarial present value of the projected benefit obligations and of the fair value of plan assets for defined benefit pension plans follow:

	U.S. PLANS		NON-U.S. PLANS	
	2012	**2013**	2012	**2013**
Projected benefit obligation, beginning	$ 3,644	**4,203**	960	**1,143**
Service cost	55	**70**	27	**31**
Interest cost	172	**167**	50	**46**
Actuarial (gain) loss	502	**(403)**	137	**85**
Benefits paid	(173)	**(176)**	(41)	**(46)**
Foreign currency translation and other	3	**2**	10	**10**
Projected benefit obligation, ending	$ 4,203	**3,863**	1,143	**1,269**
Fair value of plan assets, beginning	$ 3,182	**3,719**	690	**809**
Actual return on plan assets	595	**454**	100	**86**
Employer contributions	113	**113**	50	**47**
Benefits paid	(173)	**(176)**	(41)	**(46)**
Foreign currency translation and other	2	**2**	10	**3**
Fair value of plan assets, ending	$ 3,719	**4,112**	809	**899**
Net amount recognized in the balance sheet	$ (484)	**249**	(334)	**(370)**
Amounts recognized in the balance sheet:				
Noncurrent asset	$ —	**435**	4	**3**
Current liability	$ (9)	**(10)**	(8)	**(10)**
Noncurrent liability	$ (475)	**(176)**	(330)	**(363)**
Pretax accumulated other comprehensive loss	$(1,674)	**(871)**	(308)	**(343)**

Approximately $171 of the $1,214 of pretax losses deferred in accumulated other comprehensive income at September 30, 2013, will be amortized to expense in 2014. As of September 30, 2013, retirement plans in total were underfunded by $121, which includes $368 of unfunded plans.

As of the plans' September 30, 2013 and 2012 measurement dates, the total accumulated benefit obligation was $4,782 and $5,010, respectively. Also, as of the plans' respective measurement dates, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for retirement plans with accumulated benefit obligations in excess of plan assets were $978, $887 and $464, respectively, for 2013, and $4,763, $4,504 and $3,947, respectively, for 2012.

Future benefit payments by U.S. plans are estimated to be $189 in 2014, $198 in 2015, $208 in 2016, $217 in 2017, $226 in 2018 and $1,256 in total over the five years 2019 through 2023. Based on foreign currency exchange rates as of September 30, 2013, future benefit payments by non-U.S. plans are estimated to be $51 in 2014, $51 in 2015, $55 in 2016, $56 in 2017, $58 in 2018 and $341 in total over the five years 2019 through 2023. The Company expects to contribute approximately $145 to its retirement plans in 2014.

The weighted-average assumptions used in the valuation of pension benefits were as follows:

	U.S. PLANS			NON-U.S. PLANS		
	2011	2012	**2013**	2011	2012	**2013**
Net pension expense:						
Discount rate	5.00%	4.75%	**4.00%**	4.6%	5.2%	**4.1%**
Expected return on plan assets	8.00%	7.75%	**7.75%**	5.9%	5.9%	**5.5%**
Rate of compensation increase	3.00%	3.00%	**3.25%**	3.5%	3.5%	**3.4%**
Benefit obligations:						
Discount rate	4.75%	4.00%	**4.75%**	5.2%	4.1%	**4.2%**
Rate of compensation increase	3.00%	3.25%	**3.25%**	3.5%	3.4%	**3.2%**

The discount rate for the U.S. retirement plans was 4.75 percent as of September 30, 2013. An actuarially determined, company-specific yield curve is used to determine the discount rate. The expected return on plan assets assumption is determined by reviewing the investment returns of the plans for the past 10 years plus longer-term historical returns of an asset mix approximating the Company's asset allocation targets, and periodically comparing these returns to expectations of investment advisors and actuaries to determine whether long-term future returns are expected to differ significantly from the past. Defined benefit pension plan expense for 2014 is expected to be approximately $155, versus $228 in 2013.

The Company's asset allocations at September 30, 2013 and 2012, and weighted-average target allocations are as follows:

	U.S. PLANS			NON-U.S. PLANS		
	2012	**2013**	TARGET	2012	**2013**	TARGET
Equity securities	64%	**66%**	60-70%	55%	**56%**	50-60%
Debt securities	27	**26**	25-35	30	**30**	25-35
Other	9	**8**	3-10	15	**14**	10-20
Total	100%	**100%**	100%	100%	**100%**	100%

The primary objective for the investment of plan assets is to secure participant retirement benefits while earning a reasonable rate of return. Plan assets are invested consistent with the provisions of the prudence and diversification rules of ERISA and with a long-term investment horizon. The Company continuously monitors the value of assets by class and routinely rebalances to remain within target allocations. The strategy for equity assets is to minimize concentrations of risk by investing primarily in companies in a diversified mix of industries worldwide, while targeting neutrality in exposure to market capitalization levels, growth versus value profile, global versus regional markets, fund types and fund managers. The approach for bonds emphasizes investment-grade corporate and government debt with maturities matching a portion of the longer duration pension liabilities. The bonds strategy also includes a high yield element which is generally shorter in duration. A small portion of U.S. plan assets is allocated to private equity partnerships and real asset fund investments for diversification, providing opportunities for above market returns. Leveraging techniques are not used and the use of derivatives in any fund is limited and inconsequential.

The fair values of defined benefit plan assets as of September 30, organized by asset class and by the fair value hierarchy of ASC 820 as outlined in Note 1, follow:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL	PERCENTAGE
2013					
U.S. equities	**$1,078**	**560**	**121**	**1,759**	**35%**
International equities	**563**	**632**		**1,195**	**24%**
Emerging market equities		**263**		**263**	**5%**
Corporate bonds		**524**		**524**	**10%**
Government bonds	**22**	**614**		**636**	**13%**
High yield bonds		**159**		**159**	**3%**
Other	**178**	**168**	**129**	**475**	**10%**
Total	**$1,841**	**2,920**	**250**	**5,011**	**100%**
2012					
U.S. equities	$ 926	559	129	1,614	35%
International equities	442	495		937	21%
Emerging market equities	68	197		265	6%
Corporate bonds		528		528	12%
Government bonds		551		551	12%
High yield bonds		148		148	3%
Other	183	181	121	485	11%
Total	$1,619	2,659	250	4,528	100%

ASSET CLASSES

U.S. Equities reflects companies domiciled in the U.S., including multinational companies. International Equities is comprised of companies domiciled in developed nations outside the U.S. Emerging Market Equities is comprised of companies domiciled in portions of Asia, Eastern Europe and Latin America. Corporate Bonds represents investment-grade debt of issuers primarily from the U.S. Government Bonds includes investment-grade instruments issued by federal, state and local governments, primarily in the U.S. High Yield Bonds includes noninvestment-grade debt from a diverse group of developed market issuers. Other includes cash, interests in mixed asset funds investing in commodities, natural resources, agriculture and exchange-traded real estate funds, life insurance contracts (U.S.), and shares in certain general investment funds of financial institutions or insurance arrangements (non-U.S.) that typically ensure no market losses or provide for a small minimum return guarantee.

FAIR VALUE HIERARCHY CATEGORIES

Valuations of Level 1 assets for all classes are based on quoted closing market prices from the principal exchanges where the individual securities are traded. Cash is valued at cost, which approximates fair value. Equity securities categorized as Level 2 assets are primarily nonexchange-traded commingled or collective funds where the underlying securities have observable prices available from active markets. Valuation is based on the net asset value of fund units held as derived from the fair value of the underlying assets. Debt securities categorized as Level 2 assets are generally valued based on independent broker/dealer bids or by comparison to other debt securities having similar durations, yields and credit ratings. Other Level 2 assets are valued based on a net asset value of fund units held, which is derived from either market-observed pricing for the underlying assets or broker/dealer quotation. U.S. equity securities classified as Level 3 are fund investments in private companies. Valuation techniques and inputs for these assets include discounted cash flow analysis, earnings multiple approaches, recent transactions, transferability restrictions, prevailing discount rates, volatilities, credit ratings and other factors. In the Other class, interests in mixed assets funds are Level 2, and U.S. life insurance contracts and non-U.S. general fund investments and insurance arrangements are Level 3.

A reconciliation of the change in value for Level 3 assets follows:

	2012	**2013**
Beginning balance	$267	**250**
Gains (Losses) on assets held	9	**25**
Gains (Losses) on assets sold	(16)	**(22)**
Purchases, sales and settlements, net	(10)	**(3)**
Ending balance	$250	**250**

(11) Postretirement Plans

The Company sponsors unfunded postretirement benefit plans (primarily health care) for certain U.S. retirees and their dependents. The components of net postretirement benefits expense for the years ended September 30 follow:

	2011	2012	**2013**
Service cost	$ 3	2	**2**
Interest cost	17	16	**12**
Net amortization	(7)	(11)	**(13)**
Net postretirement expense	$13	7	**1**

Reconciliations of the actuarial present value of accumulated postretirement benefit obligations follow:

	2012	**2013**
Benefit obligation, beginning	$392	**367**
Service cost	2	**2**
Interest cost	16	**12**
Actuarial (gain) loss	(10)	**(83)**
Benefits paid	(17)	**(20)**
Plan amendments	(16)	**—**
Benefit obligation, ending (recognized in balance sheet)	$367	**278**

As of September 30, 2013 there were $169 of deferred actuarial gains in accumulated other comprehensive income, of which approximately $21 will be amortized into earnings in 2014. The assumed discount rates used in measuring the benefit obligations as of September 30, 2013, 2012 and 2011, were 4.00 percent, 3.25 percent and 4.25 percent, respectively. The assumed health care cost trend rate for 2014 is 7.0 percent, declining to 5.0 percent in 2018, and for 2013 was 7.5 percent, declining to 5.0 percent in 2018. A one-percentage-point increase or decrease in the assumed health care cost trend rate for each year would increase or decrease postretirement expense and the benefit obligation by inconsequential amounts. The Company estimates that future health care benefit payments will be $26 in 2014, $26 in 2015, $25 in 2016, $25 in 2017, $25 in 2018 and $113 in total over the five years 2019 through 2023.

(12) Contingent Liabilities and Commitments

Emerson is a party to a number of pending legal proceedings and claims, including those involving general and product liability and other matters, several of which claim substantial amounts of damages. The Company accrues for such liabilities when it is probable that future costs (including legal fees and expenses) will be incurred and such costs can be reasonably estimated. Accruals are based on developments to date; management's estimates of the outcomes of these matters; the Company's experience in contesting, litigating and settling similar matters; and any related insurance coverage. Although it is not possible to predict the ultimate outcome of these matters, the Company historically has been successful in defending itself against claims and suits that have been brought against it, and will continue to defend itself vigorously in all such matters. While the Company believes a material adverse impact is unlikely, given the inherent uncertainty of litigation, a remote possibility exists that a future development could have a material adverse impact on the Company.

The Company enters into certain indemnification agreements in the ordinary course of business in which the indemnified party is held harmless and is reimbursed for losses incurred from claims by third parties, usually up to a prespecified limit. In connection with divestitures of certain assets or businesses, the Company often provides indemnities to the buyer with respect to certain matters including, as examples, environmental or unidentified tax liabilities related to periods prior to the disposition. Because of the uncertain nature of the indemnities, the maximum liability cannot be quantified. As such, contingent liabilities are recorded when they are both probable and reasonably estimable. Historically, payments under indemnity arrangements have been inconsequential.

On October 22, 2012, Invensys Systems, Inc. filed a suit for patent infringement against the Company and its wholly-owned indirect subsidiary, Micro Motion, Inc., in the Eastern District of Texas captioned *Invensys Systems, Inc. v. Emerson Electric Co. and Micro Motion, Inc., USA*. The complaint alleges infringement on Invensys patents by Micro Motion's Coriolis flowmeter "Enhanced Core Processors." The Invensys suit seeks unspecified damages for past infringement and an injunction preventing the Company and Micro Motion from engaging in future infringement. It is too early in the litigation to assess any potential financial impact. The Company and Micro Motion believe that the Invensys claims are without merit and that they have strong defenses to the claims, and intend to aggressively defend the suit.

At September 30, 2013, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company's financial statements, nor were there any material commitments outside the normal course of business.

(13) Income Taxes

Pretax earnings from continuing operations consist of the following:

	2011	2012	2013
United States	$1,891	1,742	**1,724**
Non-U.S.	1,740	1,373	**1,472**
Total pretax earnings from continuing operations	$3,631	3,115	**3,196**

The principal components of income tax expense follow:

	2011	2012	2013
Current:			
Federal	$ 503	750	**704**
State and local	37	61	**60**
Non-U.S.	477	466	**480**
Deferred:			
Federal	149	(129)	**(56)**
State and local	3	(4)	**2**
Non-U.S.	(42)	(53)	**(60)**
Income tax expense	$1,127	1,091	**1,130**

Reconciliations of the U.S. federal statutory tax rate to the Company's effective tax rate follow:

	2011	2012	2013
Federal rate	35.0%	35.0%	**35.0%**
State and local taxes, net of federal tax benefit	0.7	1.3	**1.3**
Non-U.S. rate differential	(3.5)	(4.0)	**(4.8)**
Non-U.S. tax holidays	(1.0)	(1.7)	**(1.8)**
U.S. manufacturing deduction	(1.1)	(1.4)	**(1.6)**
Goodwill impairment	0.2	4.6	**4.8**
Embedded computing and power repatriation	—	—	**2.2**
Other	0.7	1.2	**0.2**
Effective income tax rate	31.0%	35.0%	**35.3%**

Non-U.S. tax holidays reduce tax rates in certain foreign jurisdictions and are expected to expire over the next four years.

Following are reconciliations of the beginning and ending balances of unrecognized tax benefits before recoverability of cross-jurisdictional tax credits (federal, state and non-U.S.) and temporary differences. The amount of unrecognized tax benefits is not expected to significantly increase or decrease within the next 12 months.

	2012	2013
Beginning balance	$162	**157**
Additions for current year tax positions	11	**8**
Additions for prior year tax positions	21	**14**
Reduction for prior year tax positions	(14)	**(26)**
Reduction for settlements with tax authorities	(5)	**(4)**
Reduction for expirations of statute of limitations	(18)	**(22)**
Ending balance	$157	**127**

If none of the unrecognized tax benefits shown is ultimately paid, the tax provision and the calculation of the effective tax rate would be favorably impacted by $90. The Company accrues interest and penalties related to income taxes in income tax expense. Total interest and penalties recognized were $(6), $(1) and $(3) in 2013, 2012 and 2011, respectively. As of September 30, 2013 and 2012, total accrued interest and penalties were $27 and $35, respectively.

The United States is the major jurisdiction for which the Company files income tax returns. Examinations by the U.S. Internal Revenue Service are substantially complete through 2009. The status of state and non-U.S. tax examinations varies by the numerous legal entities and jurisdictions in which the Company operates.

The principal items that gave rise to deferred income tax assets and liabilities follow:

	2012	2013
Deferred tax assets:		
Net operating losses and tax credits	$ 237	231
Accrued liabilities	247	262
Postretirement and postemployment benefits	135	102
Employee compensation and benefits	194	256
Pensions	224	—
Other	138	124
Total	1,175	975
Valuation allowances	(113)	(131)
Deferred tax liabilities:		
Intangibles	(780)	(780)
Pensions	—	(38)
Property, plant and equipment	(282)	(255)
Other	(110)	(158)
Total	(1,172)	(1,231)
Net deferred income tax liability	$ (110)	(387)

At September 30, 2013 and 2012, respectively, current deferred tax assets, net were $354 and $377, and noncurrent deferred tax liabilities, net were $741 and $487. Total income taxes paid were approximately $1,270, $1,300 and $1,030 in 2013, 2012 and 2011, respectively. Approximately half of the $231 of net operating losses and tax credits can be carried forward indefinitely, while the remainder expire over varying periods.

(14) Stock-Based Compensation

The Company's stock-based compensation plans include stock options, performance shares, restricted stock and restricted stock units. Although the Company has discretion, shares distributed under these plans are issued from treasury stock.

STOCK OPTIONS

The Company's stock option plans permit key officers and employees to purchase common stock at specified prices. Awards are granted at 100 percent of the closing market price of the Company's common stock on the date of grant. Awards made prior to 2011 were granted at 100 percent of the average of the high and low market prices on the date of grant. Options generally vest one-third in each of the three years subsequent to grant and expire 10 years from the date of grant. Compensation expense is recognized ratably over the vesting period based on the number of options expected to vest. As of September 30, 2013, 19.1 million options were available for grant under the plans.

Changes in shares subject to option during the year ended September 30, 2013 follow:

(SHARES IN THOUSANDS)	AVERAGE EXERCISE PRICE PER SHARE	SHARES	TOTAL INTRINSIC VALUE OF AWARDS	AVERAGE REMAINING LIFE (YEARS)
Beginning of year	$44.75	14,603		
Options granted	$51.70	639		
Options exercised	$37.89	(3,377)		
Options canceled	$49.74	(191)		
End of year	$47.03	11,674	$205	5.6
Exercisable at year end	$45.80	9,038	$170	5.0

The weighted-average grant date fair value per option was $10.12, $7.53 and $11.00 for 2013, 2012 and 2011, respectively. Cash received for option exercises was $104 in 2013, $42 in 2012 and $65 in 2011. The total intrinsic value of options exercised was $66, $38 and $49 in 2013, 2012 and 2011, respectively, and the actual tax benefit realized by the Company from tax deductions related to option exercises was $7, $11 and $16, respectively.

The grant date fair value of options is estimated using the Black-Scholes option-pricing model. The weighted-average assumptions used in valuations for 2013, 2012 and 2011 follow: risk-free interest rate, based on U.S. Treasury yields, 1.2 percent, 1.3 percent and 1.9 percent; dividend yield, 3.2 percent, 3.7 percent and 2.6 percent; and expected volatility, based on historical volatility, 28 percent, 27 percent and 25 percent. The expected life of each option awarded is 7 years based on historical experience and expected future exercise patterns.

PERFORMANCE SHARES, RESTRICTED STOCK AND RESTRICTED STOCK UNITS

The Company's incentive shares plans include performance shares awards which distribute the value of common stock to key management employees subject to certain operating performance conditions and other restrictions. Distribution is primarily in shares of common stock and partially in cash. Compensation expense for performance shares is recognized over the service period based on the number of shares ultimately expected to be earned. Performance shares awards are accounted for as liabilities in accordance with ASC 718, *Compensation - Stock Compensation*, with compensation expense adjusted at the end of each reporting period to reflect the change in fair value of the awards.

As of September 30, 2013, 5,201,866 performance shares awarded primarily in 2010 were outstanding and contingent on the Company achieving its performance objectives and the provision of service by the employees. The objectives for these shares were met at the 93 percent level at the end of 2013, or 4,837,739 shares. Of these, 2,902,647 shares will be distributed in early 2014 while 1,935,092 shares remain subject to employees providing one additional year of service. Additionally, 5,118,500 performance shares awarded in 2013 are outstanding and contingent on the Company achieving its performance objectives through 2016 and the provision of service by the employees. As a result of the Company achieving its performance objectives at the 96 percent level at the end of 2010 for performance shares awarded primarily in 2007, and employees providing an additional year of service, rights to receive 4,777,248 common shares vested and were distributed to participants in 2011 as follows: 2,841,534 issued as shares, 1,661,045 withheld for income taxes and the value of 274,669 paid in cash.

Incentive shares plans also include restricted stock awards, which involve distribution of common stock to key management employees subject to cliff vesting at the end of service periods ranging from three to ten years. The fair value of restricted stock awards is determined based on the average of the high and low market prices of the Company's common stock on the date of grant, with compensation expense recognized ratably over the applicable service period. In 2013, 390,000 shares of restricted stock vested as a result of participants fulfilling the applicable service requirements. Consequently, 231,983 shares were issued while 158,017 shares were withheld for income taxes in accordance with minimum withholding requirements. As of September 30, 2013, there were 1,275,000 shares of unvested restricted stock outstanding.

Changes in shares outstanding but not yet earned under the incentive shares plans during the year ended September 30, 2013 follow:

(SHARES IN THOUSANDS)	SHARES	AVERAGE GRANT DATE FAIR VALUE PER SHARE
Beginning of year	6,799	$39.55
Granted	5,532	$48.25
Earned/vested	(390)	$33.15
Canceled	(710)	$42.75
End of year	11,231	$43.86

The total fair value of shares vested under incentive shares plans was $19, $15 and $276, respectively, in 2013, 2012 and 2011, of which $8, $6 and $113, respectively, was paid in cash, primarily for tax withholding. As of September 30, 2013, 5.0 million shares remained available for award under incentive shares plans.

Total compensation expense for stock options and incentive shares was $221, $100 and $121, for 2013, 2012 and 2011, respectively. The increase from 2012 to 2013 reflects overlap of two performance shares programs during the year (2010 awards for performance through 2013 and 2013 awards for performance through 2016) and a higher stock price in the current year. The decrease from 2011 to 2012 reflects a stock option award in 2011 and no performance shares program overlap in 2012. Income tax benefits recognized in the income statement for these compensation arrangements during 2013, 2012 and 2011 were $68, $28 and $32, respectively. As of September 30, 2013, there was $316 of total unrecognized compensation expense related to unvested shares awarded under these plans, which is expected to be recognized over a weighted-average period of 2.7 years.

In addition to the employee stock option and incentive shares plans, in 2013 the Company awarded 18,864 shares of restricted stock and 4,398 restricted stock units under the restricted stock plan for nonmanagement directors. As of September 30, 2013, 269,750 shares remained available for issuance under this plan.

(15) Common Stock

At September 30, 2013, 46 million shares of common stock were reserved for issuance under the Company's stock-based compensation plans. During 2013, 20.3 million common shares were repurchased and 2.9 million treasury shares were reissued.

At September 30, 2013 and 2012, the Company had 5.4 million shares of $2.50 par value preferred stock authorized, with none issued.

(16) Business Segments Information

The Company designs and supplies products and technology and delivers engineering services in a wide range of industrial, commercial and consumer end markets around the world. The business segments of the Company are organized primarily by the nature of the products and services they sell.

The **Process Management** segment provides systems and software, measurement and analytical instrumentation, valves, actuators and regulators, and services and solutions, including digital plant architecture that allows communication of devices with centralized systems, to provide precision measurement, control, monitoring and asset optimization for plants that produce power or process fluids or items such as petroleum, chemicals, food and beverages, pulp and paper, pharmaceuticals, and municipal water supplies. The **Industrial Automation** segment provides low, medium and high voltage alternators and other power generation equipment, commercial and industrial motors and drives, power transmission and materials handling equipment, materials joining and precision cleaning products, fluid power and control mechanisms, and electrical distribution equipment which are used in a wide variety of manufacturing operations to provide integrated manufacturing solutions to customers. The **Network Power** segment designs, manufactures, installs and maintains power systems for telecommunications networks, data centers and other critical applications, including power conditioning and uninterruptible AC and DC power supplies, precision cooling systems, electrical switching equipment, integrated data center infrastructure monitoring, management systems, and embedded power supplies and computing systems. The **Climate Technologies** segment supplies compressors, temperature sensors and controls, thermostats, flow controls and remote monitoring technology and services to all elements of the climate control industry, including residential heating and cooling, commercial air conditioning, commercial and industrial refrigeration, and marine controls. The **Commercial & Residential Solutions** segment provides tools for professionals and homeowners, home and commercial storage systems, and appliance solutions. The principal distribution method for each segment is direct sales forces, although the Company also uses independent sales representatives and distributors. Due to its global presence, certain of the Company's international operations are subject to risks such as significant currency exchange rate fluctuations and restrictions on the movement of funds and potential nationalization of operations.

The primary income measure used for assessing segment performance and making operating decisions is earnings before interest and income taxes. Intersegment selling prices approximate market prices. Accounting method differences between segment reporting and the consolidated financial statements are primarily management fees allocated to segments based on a percentage of sales and the accounting for pension and other retirement plans. Corporate and other includes goodwill impairment charges when applicable. Corporate assets are primarily comprised of cash and equivalents, investments and certain fixed assets. Summarized below is information about the Company's operations by business segment and by geography (also see Notes 3 through 6).

BUSINESS SEGMENTS

	SALES			EARNINGS			TOTAL ASSETS		
	2011	2012	**2013**	2011	2012	**2013**	2011	2012	**2013**
Process Management	$ 7,000	7,899	**8,610**	1,402	1,599	**1,809**	5,915	6,607	**6,878**
Industrial Automation	5,294	5,188	**4,885**	830	871	**777**	3,818	3,619	**3,606**
Network Power	6,811	6,399	**6,155**	756	624	**554**	7,945	7,212	**6,603**
Climate Technologies	3,995	3,766	**3,876**	709	668	**716**	2,229	2,260	**2,245**
Commercial & Residential Solutions	1,837	1,877	**1,865**	375	396	**404**	1,271	1,155	**1,153**
	24,937	25,129	**25,391**	4,072	4,158	**4,260**	21,178	20,853	**20,485**
Differences in accounting methods				231	226	**221**			
Corporate and other (a) (b)				(449)	(1,045)	**(1,067)**	2,683	2,965	**4,226**
Sales eliminations/Interest	(715)	(717)	**(722)**	(223)	(224)	**(218)**			
Total	$24,222	24,412	**24,669**	3,631	3,115	**3,196**	23,861	23,818	**24,711**

(a) Differences in corporate and other primarily reflect changes in incentive stock compensation expense, which increased $121 in 2013 due to changes in the Company's stock price and the overlap of two incentive stock compensation programs (see Note 14), and differences in goodwill and related charges.

(b) 2013 includes goodwill impairment charges of $528 related to the Network Power segment; 2012 includes a goodwill impairment charge of $592 related to the Network Power segment; 2011 includes a goodwill impairment charge of $19 related to the Industrial Automation segment (see Note 6).

	INTERSEGMENT SALES			DEPRECIATION AND AMORTIZATION EXPENSE			CAPITAL EXPENDITURES		
	2011	2012	**2013**	2011	2012	**2013**	2011	2012	**2013**
Process Management	$ 7	13	**6**	198	198	**201**	194	228	**276**
Industrial Automation	640	619	**631**	148	138	**145**	138	134	**124**
Network Power	24	38	**39**	286	256	**238**	99	101	**88**
Climate Technologies	42	45	**44**	138	133	**130**	120	106	**100**
Commercial & Residential Solutions	2	2	**2**	57	53	**53**	35	46	**40**
Corporate and other				40	45	**52**	61	50	**50**
Total	$715	717	**722**	867	823	**819**	647	665	**678**

GEOGRAPHIC

	SALES BY DESTINATION			PROPERTY, PLANT AND EQUIPMENT		
	2011	2012	**2013**	2011	2012	**2013**
United States and Canada	$10,773	10,980	**10,964**	1,869	1,918	**1,969**
Asia	5,636	5,790	**5,888**	583	592	**518**
Europe	5,271	4,946	**4,841**	714	689	**772**
Latin America	1,319	1,430	**1,555**	262	293	**308**
Middle East/Africa	1,223	1,266	**1,421**	9	17	**38**
Total	$24,222	24,412	**24,669**	3,437	3,509	**3,605**

Sales in the U.S. were $10,000, $10,036 and $9,900 for 2013, 2012 and 2011, respectively, while Asia includes sales in China of $3,122, $3,012 and $3,079, respectively. U.S.-located fixed assets were $1,952, $1,900 and $1,853.

(17) Other Financial Data

Items reported in earnings during the years ended September 30 include the following:

	2011	2012	2013
Research and development expense	$555	547	576
Depreciation expense	$522	505	521
Rent expense	$372	395	414

The Company leases certain facilities, transportation and office equipment, and various other items under operating lease agreements. Minimum annual rentals under noncancelable long-term leases, exclusive of maintenance, taxes, insurance and other operating costs, will approximate $270 in 2014, $196 in 2015, $140 in 2016, $87 in 2017 and $51 in 2018.

At September 30, 2013, other current assets includes $408 of current assets of embedded computing and power classified as held-for-sale, while other assets includes $438 of pension assets and $190 of noncurrent embedded computing and power assets.

Items reported in accrued expenses include the following:

	2012	2013
Employee compensation	$642	650
Customer advanced payments	$380	402
Product warranty	$187	183

Other liabilities are summarized as follows:

	2012	2013
Pension plans	$ 805	539
Deferred income taxes	592	823
Postretirement plans, excluding current portion	337	263
Other	722	688
Total	$2,456	2,313

Other operating cash flow is comprised of the following:

	2011	2012	2013
Pension expense	$145	173	228
Stock compensation expense	121	100	221
(Gain) Loss on sale of businesses, net of tax	(25)	5	—
Deferred income taxes and other	19	(97)	(63)
Total	$260	181	386

(18) Quarterly Financial Information (Unaudited)

	FIRST QUARTER		SECOND QUARTER		THIRD QUARTER		FOURTH QUARTER		FULL YEAR	
	2012	**2013**	2012	**2013**	2012	**2013**	2012	**2013**	2012	**2013**
Net sales	$5,309	**5,553**	5,919	**5,960**	6,484	**6,344**	6,700	**6,812**	24,412	**24,669**
Gross profit	$2,055	**2,207**	2,336	**2,373**	2,628	**2,568**	2,749	**2,804**	9,768	**9,952**
Earnings from continuing operations common stockholders	$ 371	**454**	545	**561**	770	**194**	282	**795**	1,968	**2,004**
Net earnings common stockholders	$ 371	**454**	545	**561**	770	**194**	282	**795**	1,968	**2,004**
Earnings per common share from continuing operations:										
Basic	$ 0.50	**0.63**	0.74	**0.77**	1.05	**0.27**	0.39	**1.11**	2.68	**2.78**
Diluted	$ 0.50	**0.62**	0.74	**0.77**	1.04	**0.27**	0.39	**1.10**	2.67	**2.76**
Net earnings per common share:										
Basic	$ 0.50	**0.63**	0.74	**0.77**	1.05	**0.27**	0.39	**1.11**	2.68	**2.78**
Diluted	$ 0.50	**0.62**	0.74	**0.77**	1.04	**0.27**	0.39	**1.10**	2.67	**2.76**
Dividends per common share	$ 0.40	**0.41**	0.40	**0.41**	0.40	**0.41**	0.40	**0.41**	1.60	**1.64**
Common stock prices:										
High	$52.64	**53.62**	53.78	**58.67**	53.01	**59.44**	52.98	**66.79**	53.78	**66.79**
Low	$39.50	**47.10**	47.00	**53.83**	43.75	**53.09**	43.59	**54.55**	39.50	**47.10**

Earnings per share are computed independently each period; as a result, the quarterly amounts may not sum to the calculated annual figure. Results include discontinued operations; see Note 3.

Earnings from continuing operations, net earnings and the related per share amounts include goodwill impairment and income tax charges totaling $508 or $0.70 per share in the third quarter of 2013, goodwill impairment and income tax charges totaling $58 or $0.08 per share in the fourth quarter of 2013 and a goodwill impairment charge of $528 or $0.72 per share in the fourth quarter of 2012.

Emerson Electric Co. common stock (symbol EMR) is listed on the New York Stock Exchange and the Chicago Stock Exchange.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Emerson Electric Co.:

We have audited the accompanying consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 2013 and 2012, and the related consolidated statements of earnings, comprehensive income, equity, and cash flows for each of the years in the three-year period ended September 30, 2013. We also have audited Emerson Electric Co.'s internal control over financial reporting as of September 30, 2013, based on criteria established in *Internal Control – Integrated Framework* (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Emerson Electric Co.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emerson Electric Co. and subsidiaries as of September 30, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Emerson Electric Co. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2013, based on criteria established in *Internal Control – Integrated Framework* (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

St. Louis, Missouri
November 19, 2013

ELEVEN-YEAR SUMMARY

EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30 | Dollars in millions, except per share amounts or where noted

		2013	2012	2011
Summary of Operations	Net sales	**$24,669**	24,412	24,222
	Gross profit	**$ 9,952**	9,768	9,557
	Interest expense	**$ 218**	241	246
	Earnings from continuing operations common stockholders	**$ 2,004**[a]	1,968[a]	2,454
	Percent of net sales	**8.1%**	8.1%	10.1%
	Net earnings common stockholders	**$ 2,004**[a]	1,968[a]	2,480
	Operating cash flow	**$ 3,649**	3,053	3,233
	Return on common stockholders' equity	**19.2%**[a]	19.0%[a]	24.6%
Per Share of Common Stock	Diluted EPS – Earnings from continuing operations	**$ 2.76**[a]	2.67[a]	3.24
	Diluted EPS – Net earnings	**$ 2.76**[a]	2.67[a]	3.27
	Cash dividends	**$ 1.64**	1.60	1.38
	Book value	**$ 14.98**	14.22	14.07
Year-End Financial Position	Operating working capital	**$ 1,686**	2,132	1,705
	Percent of net sales	**6.8%**	8.7%	7.0%
	Property, plant and equipment, net	**$ 3,605**	3,509	3,437
	Total assets	**$24,711**	23,818	23,861
	Long-term debt	**$ 4,055**	3,787	4,324
	Common stockholders' equity	**$10,585**	10,295	10,399
	Total debt to total capital	**34.8%**	34.0%	33.3%
	Net debt to net capital	**18.3%**	22.1%	23.2%
Other Data	Capital expenditures	**$ 678**	665	647
	Depreciation	**$ 521**	505	522
	Total taxes, including income taxes	**$ 1,821**	1,745	1,774
	Salaries and wages	**$ 4,967**	4,856	4,583
	Average number of employees	**131,600**	134,900	133,200
	Approximate number of common stockholders of record at year end	**21,898**	22,960	23,765
	Average common shares – diluted (in thousands)	**722,912**	734,618	753,489

Note: All share and per share data reflect the 2007 two-for-one stock split.

See Note 3 for information regarding the Company's acquisition and divestiture activities for the last three years. In 2010, the Company acquired Chloride Group PLC and Avocent Corporation. At acquisition, the combined annual sales for these businesses were approximately $960, and actual sales of $373 were included in 2010 from their dates of acquisition. The divested U.S. Motors business with annual sales of approximately $820 was classified as discontinued operations in 2009 and 2010.

a – 2013 includes goodwill impairment and income tax charges totaling $566 after-tax ($0.78 per share); 2012 includes a goodwill impairment charge of $528 after-tax ($0.72 per share)

2010	2009	2008	2007	2006	2005	2004	2003
21,039	20,102	23,751	21,013	18,588	15,774	14,078	12,534
8,326	7,560	8,938	7,858	6,919	5,938	5,284	4,638
280	244	244	261	225	243	233	246
1,978	1,715	2,446	2,087	1,809	1,390	1,199	964
9.4%	8.5%	10.3%	9.9%	9.7%	8.8%	8.5%	7.7%
2,164	1,724	2,412	2,136	1,845	1,422	1,257	1,089
3,292	3,086	3,293	3,016	2,512	2,187	2,216	1,731
23.6%	19.5%	27.0%	25.2%	23.7%	19.4%	18.4%	17.9%
2.60	2.26	3.10	2.60	2.19	1.66	1.42	1.14
2.84	2.27	3.06	2.66	2.24	1.70	1.49	1.29
1.34	1.32	1.20	1.05	0.89	0.83	0.80	0.79
13.01	11.38	11.82	11.13	10.13	9.01	8.63	7.67
1,402	1,714	2,202	1,915	2,044	1,643	1,633	1,778
6.7%	8.2%	8.9%	8.5%	10.1%	9.5%	10.5%	12.7%
3,287	3,500	3,507	3,431	3,220	3,003	2,937	2,962
22,843	19,763	21,040	19,680	18,672	17,227	16,361	15,194
4,586	3,998	3,297	3,372	3,128	3,128	3,136	3,733
9,792	8,555	9,113	8,772	8,154	7,400	7,238	6,460
34.1%	34.8%	33.1%	30.1%	33.1%	35.6%	35.8%	39.0%
26.2%	25.7%	22.7%	23.6%	28.1%	27.7%	27.0%	34.5%
524	531	714	681	601	518	400	337
562	543	557	525	500	472	478	463
1,416	1,269	1,749	1,541	1,362	1,227	1,044	843
4,330	4,205	4,447	4,081	3,751	3,161	3,320	3,153
127,700	129,000	140,700	137,700	127,800	114,200	107,800	106,700
24,755	26,315	26,445	26,615	27,065	28,780	30,200	31,800
756,989	758,703	789,416	803,864	824,476	837,720	844,390	841,836

BOARD OF DIRECTORS

Clemens A.H. Boersig
Frankfurt, Germany
Retired Chairman of the Supervisory Board, Deutsche Bank AG

Joshua B. Bolten
Washington, District of Columbia
Managing Director, Rock Creek Global Advisors LLC

August A. Busch III
St. Louis, Missouri
Retired Chairman of the Board, Anheuser-Busch Companies, Inc.

David N. Farr
St. Louis, Missouri
Chairman and Chief Executive Officer, Emerson

Arthur F. Golden
New York, New York
Partner, Davis Polk & Wardwell

Harriet Green
London, United Kingdom
Group Chief Executive Officer, Thomas Cook Group plc

William R. Johnson
Naples, Florida
Retired Chairman, President and Chief Executive Officer, H.J. Heinz Company

Matthew S. Levatich
Milwaukee, Wisconsin
President and Chief Operating Officer, Harley-Davidson Motor Company, Inc.

Charles A. Peters
St. Louis, Missouri
Senior Executive Vice President, Emerson

Joseph W. Prueher
Virginia Beach, Virginia
Admiral, USN (Ret)
Former U.S. Ambassador to the People's Republic of China

Randall L. Stephenson
Dallas, Texas
Chairman, Chief Executive Officer and President, AT&T Inc.

James S. Turley
St. Louis, Missouri
Retired Chairman of the Board and Chief Executive Officer, Ernst & Young LLP

CHAIRMAN EMERITUS

C.F. Knight
Retired Chairman and Chief Executive Officer, Emerson

ADVISORY DIRECTORS

D.S. Barbour
Executive Vice President, Emerson Network Power

M.J. Bulanda
Executive Vice President, Emerson Industrial Automation

J.J. Lindemann
Executive Vice President, Emerson

E.L. Monser
President and Chief Operating Officer, Emerson

E.M. Purvis Jr.
Executive Vice President, Emerson Climate Technologies

P.J. Sly
Executive Vice President, Emerson

S.A. Sonnenberg
Executive Vice President, Emerson Process Management

COMMITTEES

Executive Committee
D.N. Farr, Chair
C.A.H. Boersig
J.B. Bolten
A.A. Busch III
A.F. Golden
R.L. Stephenson

Audit Committee
A.A. Busch III, Chair
J.B. Bolten
H. Green
M.S. Levatich
J.S. Turley

Compensation Committee
R.L. Stephenson, Chair
C.A.H. Boersig
W.R. Johnson
M.S. Levatich
J.W. Prueher

Corporate Governance and Nominating Committee
J.B. Bolten, Chair
H. Green
R.L. Stephenson
J.S. Turley

Finance Committee
C.A.H. Boersig, Chair
A.A. Busch III
A.F. Golden
J.W. Prueher

MANAGEMENT

SENIOR MANAGEMENT

D.N. Farr
Chairman and
Chief Executive Officer

E.L. Monser
President and
Chief Operating Officer

C.A. Peters
Senior Executive
Vice President

F.J. Dellaquila
Executive Vice President and
Chief Financial Officer

F.L. Steeves
Executive Vice President,
Secretary and
General Counsel

OPERATING MANAGEMENT

D.S. Barbour
Executive Vice President

M.J. Bulanda
Executive Vice President

J.J. Lindemann
Executive Vice President

E.M. Purvis Jr.
Executive Vice President

P.J. Sly
Executive Vice President

S.A. Sonnenberg
Executive Vice President

W.T. Bosway
Group Vice President

T.D. Buzbee
Group Vice President

L.W. Flatt
Group Vice President

S. Liang
Group Vice President

T.M. Moser
Group Vice President

J.A. Nyquist
Group Vice President

P.E. Sarre
President-
Emerson Europe and
Group Vice President

J-P.D. Yaouanc
Group Vice President

CORPORATE MANAGEMENT

J.L. Bansch
Vice President-
Benefits

E.M. Boone
Vice President-
Asia Pacific Supply Chain

S.Y. Bosco
President-
Emerson Asia Pacific

R.E. Browning
Vice President-
Development

K. Button Bell
Vice President and
Chief Marketing Officer

J.R. Carius
Vice President and
Chief Employment Counsel

S.L. Clarke
Vice President-
Environmental Affairs and
Real Estate

P.G. Conrad
Vice President-
Tax Planning

M.J. Cousineau
President-
Emerson Canada

V.L. Dawkins
Vice President-
Global Supply Chain
Operations

P.T. Fitzgerald
Assistant Treasurer
and Director-
Investor Relations

L.A. Flavin
Vice President-
Audit and Chief
Compliance Officer

J.P. Froedge
Vice President-
Acquisitions and Development

G.A. Fromknecht
Vice President-
Global Logistics

C.G. Heath
Vice President-
Executive Compensation

S.L. Karsanbhai
Vice President-
Planning

M.J. Keating
Vice President and
Associate General Counsel

J.F. Kelly
Vice President-
Financial Services

H.J. Lamboley Jr.
Vice President
and General Counsel-
Asia Pacific

V.A. Lazzaretti
Vice President and
Deputy General Counsel

R.D. Ledford
Senior Vice President
and Chief Technology Officer

R.M. Levy
Vice President-
Development

R.W. Lockwood
Vice President-
International Trade
Compliance

K.D. McElligott
Vice President and
Chief Information Officer

D.A. Meade
Vice President-
Pension Investments

C.G. Merkel
Vice President-
Development

A.D. Mielcuszny
Vice President-
Development

D.C. Moon
Vice President-
Tax

S.J. Pelch
Vice President-
Organization Planning

D.J. Rabe
Vice President and Treasurer

S.C. Roemer
Vice President-
Financial Planning

M.G. Rohret
Senior Vice President-
Human Resources

R.J. Schlueter
Vice President,
Controller and
Chief Accounting Officer

D.W. Schneider
Vice President-
Perfect Execution

P. Sen
President-
Emerson India, Middle East
and Africa

R.T. Sharp
Vice President-
Profit Planning

G.A. Shoemaker
Vice President-
Labor Relations

T. Vermillion
Vice President-
Global Security

T.M. Volk
Vice President-
Global Human Resources

S.E. Von Gruben
Vice President-
Aviation

T.G. Westman
Vice President and
General Counsel-
Latin America

STOCKHOLDERS INFORMATION

STOCKHOLDER INQUIRIES AND SERVICES

Inquiries regarding dividend payments, loss or nonreceipt of a dividend check, stock transfers (including name changes, gifts, and inheritances), lost stock certificates, Form 1099 information, and address changes should be directed to the Registrar and Transfer Agent.

REGISTRAR AND TRANSFER AGENT

By Mail:
Computershare, Inc.
Attention: Emerson Electric Co.
P.O. Box 43078
Providence, RI 02940-3078

or

Computershare, Inc.
Attention: Emerson Electric Co.
250 Royall Street
Canton, MA 02021

By Phone:
Toll-Free: (888) 213-0970
TDD for Hearing Impaired: (800) 231-5469
Foreign Shareholders: (201) 680-6578
TDD Foreign Shareholders: (201) 680-6610

By Internet:
www.computershare.com/investor

All other inquiries should be addressed to:
Investor Relations Department, Station 2197
Emerson
8000 W. Florissant Ave.
P.O. Box 4100
St. Louis, MO 63136-8506
Telephone: (314) 553-2197

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Plan is administered by Computershare, to individual investors who want a convenient, low-cost way to purchase or sell Emerson Electric Co. common stock (NYSE:EMR). You can participate in the Plan if you are a registered holder of Emerson common stock. If you do not own Emerson common stock, you can make your initial purchase directly through the Plan. The Plan provides you with the opportunity to reinvest dividends and is an alternative to traditional methods of buying, holding, and selling Emerson common stock. The Plan is not sponsored or administered by Emerson. For further information and an authorization form, contact the Registrar and Transfer Agent.

DIRECT DEPOSIT OF DIVIDENDS

Stockholders may elect to have dividends electronically deposited into a checking or savings account at a bank, savings and loan institution, or credit union. For details, contact the Registrar and Transfer Agent.

ANNUAL MEETING

The annual meeting of stockholders will be held at 10 a.m. CST, Tuesday, February 4, 2014 in Emerson's World Headquarters Building, 8000 W. Florissant Ave., St. Louis, Missouri 63136. Notice of the meeting, proxy statement, and proxy were sent to stockholders with this annual report.

10-K REPORT

A copy of the Company's 2013 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to stockholders without charge. To obtain a copy, please contact the Investor Relations Department. The Company's chief executive officer and chief financial officer have furnished the certifications required with the Form 10-K.

INTERNET ACCESS

Corporate news releases, Forms 10-K, 10-Q, and 8-K, the Annual Report, and other information about the Company are available through Emerson's website at www.Emerson.com

DUPLICATE MAILINGS

When stockholders own shares in more than one account or when several stockholders live at the same address, they may receive multiple copies of the annual report. To eliminate multiple copies, write to the Registrar and Transfer Agent.

ENVIRONMENTAL PROGRAMS

Information on Emerson's environmental programs may be obtained by contacting:
Environmental Affairs Department, Station 1953
Emerson
8000 W. Florissant Ave.
P.O. Box 4100
St. Louis, MO 63136-8506

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES *(Dollars in millions, except per share amounts)*

	2011	2012	**2013**
Underlying sales (non-GAAP)		3 %	**2 %**
Foreign currency translation		(2)	**(1)**
Acquisitions and divestitures, net		–	**–**
Net sales		1 %	**1 %**
Diluted earnings per share	$3.27	2.67	**2.76**
Impairment and income tax charges	0.03	0.72	**0.78**
Diluted earnings per share excluding impairment and income tax charges (non-GAAP)	$3.30	3.39	**3.54**

	2014E
Underlying sales (non-GAAP)	3 – 5 %
Acquisitions and divestitures, net	(4)
Net sales	(1) – 1 %

COMPARISON OF FIVE-YEAR CUMULATIVE SHAREHOLDER RETURN



$200
$150
$100
$50
$0
2008
2013

	SEPT 2008	SEPT 2009	SEPT 2010	SEPT 2011	SEPT 2012	SEPT 2013	CAGR
Emerson	100	102	138	111	134	185	13.1%
S&P 500 Index	100	93	103	104	135	161	10.0%
Dow Jones US Electrical Components & Equipment Index	100	103	118	112	148	204	15.3%

$100 invested on 9/30/08 in stock or index, including reinvestment of dividends. Fiscal year ending September 30.

SAFE HARBOR STATEMENT

This Annual Report contains various forward-looking statements and includes assumptions concerning Emerson's operations, future results and prospects. These forward-looking statements are based on current expectations, are subject to risk and uncertainties, and Emerson undertakes no obligation to update any such statements to reflect later developments. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Emerson provides the following cautionary statement identifying important economic, political and technological factors, among others, changes in which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include, but are not limited to, the following: (1) current and future business environment, including interest rates, currency exchange rates and capital and consumer spending; (2) competitive factors and competitor responses to Emerson initiatives; (3) development and market introduction of anticipated new products; (4) ability to defend or protect our intellectual property rights; (5) favorable environment for acquisitions, domestic and foreign, including regulatory requirements and market values of candidates; (6) integration of acquisitions; (7) favorable access to capital markets; (8) availability of raw materials and purchased components; (9) stability of governments and business conditions in foreign countries, including emerging economies, which could result in nationalization of facilities or disruption of operations; (10) potential volatility of the end markets served; (11) outcome of pending and future litigation, including environmental compliance; (12) U.S. and foreign government laws and regulations, including taxes and restrictions; (13) penetration of emerging economies; and (14) execution of cost-reduction efforts.

Emerson

World Headquarters
8000 W. Florissant Ave.
P.O. Box 4100
St. Louis, MO 63136
Emerson.com